
CADBURY'S
DAIRY
C·D·M
MILK
CHOCOLATE

Cadbury Schweppes plc

Annual Review and Summary Financial Statement 2004

what does it take to keep a brand 100 years young?

2005 is the 100th birthday of Cadbury Dairy Milk. Created in 1905 by Cadbury Brothers in Bournville, England, it remains one of our most important brands, loved by millions of people in nearly 30 countries around the world with a retail sales value of nearly £1 billion.

In the early 1900's, George Cadbury travelled to Switzerland to learn more about how the firm's Swiss rivals were producing high quality milk chocolate using fresh rather than powdered milk. By June 1904, a recipe had been perfected which produced a chocolate with a "far higher milk content than any previously known". Launched in 1905, Cadbury's Dairy Milk became an instant success, breaking the hold of the Swiss on the market. By 1913 it had become the Company's best selling line and by the mid twenties it was brand leader in chocolate in the UK. From the 1920's onwards, Cadbury expanded its business internationally launching Cadbury Dairy Milk in countries as far afield as South Africa, India, Australia, New Zealand and Canada.

Cadbury Dairy Milk remains a favourite in all these markets around the world despite an ever-growing range of confectionery products on offer. With a chocolate recipe which has changed little over the last 100 years, consumers' enduring love affair with Cadbury Dairy Milk is founded on its consistent quality and the constant refreshing and updating of the range of products sold under the Cadbury Dairy Milk banner.

Nowhere has this been more successful than in its home market of the UK, where sales of Cadbury Dairy Milk have risen by over 20% since a major relaunch in 2003. This relaunch sought to leverage Cadbury's chocolate heritage with consumers in the UK market by bringing together a range of products and formats under the Cadbury Dairy Milk banner into a single and unique chocolate mega-brand. Today Cadbury Dairy Milk is the largest confectionery brand in the UK with retail sales of over £320 million, 94% greater than its nearest rival.

Looking ahead our focus on quality will remain. We will keep listening to consumers in order to continue giving them their well-loved brand in the different varieties, shapes and sizes they enjoy.

We believe Cadbury Dairy Milk will remain at the heart of our success, relevant and loved by consumers in the next 100 years, inspired by the first 100 years.


CADBURY'S
DAIRY MILK
CHOCOLATE
1905


CADBURY'S
DAIRY MILK
CHOCOLATE
1940


Cadbury's
DAIRY MILK
MILK CHOCOLATE
1980


Cadbury
DAIRY MILK
2005


Cadbury
DAIRY MILK
Orange


Cadbury
DAIRY MILK
crunchie


CADBURY'S
DAIRY MILK
CHOCOLATE
1915


CADBURY'S
DAIRY MILK
CHOCOLATE
1923


CADBURY'S
DAIRY MILK
CHOCOLATE
2D
1935


Cadbury's
DAIRY MILK
CHOCOLATE
1951


Cadbury's
DAIRY MILK
CHOCOLATE 6D
1961


Cadbury's
DAIRY MILK
Milk Chocolate
1970


Cadbury's
DAIRY MILK
1990


Cadbury's
DAIRY MILK
1993


Cadbury's
DAIRY MILK
1999


Cadbury
DAIRY MILK
WHOLE NUT


Cadbury
DAIRY MILK
FRUIT & NUT


Cadbury
DAIRY MILK
Bubbly


Cadbury
DAIRY MILK
WAFER


Cadbury
DAIRY MILK
BISCUIT


Cadbury
DAIRY MILK
Turkish


Cadbury
DAIRY MILK
Caramel


Cadbury
DAIRY MILK
Crispies


Cadbury
DAIRY MILK
Mint


Cadbury
DAIRY MILK

Contents

Find out about the history of Cadbury Dairy Milk under this flap

Cadbury Schweppes is a major international company that manufactures, markets and sells confectionery and beverage treats and refreshments.

With origins stretching back over 200 years, Cadbury Schweppes' brands are enjoyed today in almost every nation in the world. They include regional and local favourites such as Cadbury, Trident, Dr Pepper, Halls, Schweppes, Dentyne, Bassett's, Snapple, Orangina, Bubblicious, Trebor and 7 UP.

The Company employs over 55,000 people and has manufacturing operations in more than 35 countries. It is the world's only confectionery company with a strong position in chocolate, sugar and gum. It is the world's third largest soft drinks company.

Financial highlights 2004

		2004 (53 weeks)	2003 (52 weeks)	Reported Currency Growth % (53 weeks)	Constant Currency Growth % (53 weeks)	Constant Currency Growth % (52 weeks)
Turnover	£m	**6,738**	6,441	+5	+9	+8
– Base business[3]	£m	**6,452**	6,441	–	+5	+4
– Acquisitions	£m	**286**	–			
Underlying Group Operating Profit	£m	**1,115**	1,052	+6	+12	+11
Underlying Group Operating Profit Margin	%	**16.5**	16.3	+20bps		+50bps
– Share of associate profits	£m	**44**	51			
– Goodwill/intangibles amortisation	£m	**(139)**	(129)			
– Operating exceptionals	£m	**(171)**	(224)			
Total Operating Profit including associates	£m	**849**	750	+13	+22	+20
Underlying Profit Before Tax[4]	£m	**933**	922	+1	+8	+7
Profit Before Tax	£m	**642**	564	+14	+24	+22
Underlying EPS[4]	p	**32.6**	32.0	+2	+9	+8
Basic EPS	p	**21.3**	18.2	+17	+27	+26
Dividend per share	p	**12.5**	12.0	+4		

[1] Constant currency growth excludes the impact of exchange rate movements during the period.
[2] Excluding the estimated impact of sales and profits in the 53rd week. In 2004, Cadbury Schweppes had an additional week's trading. The extra week resulted in additional turnover and operating profits for 2004 compared to 2003. In order to provide more meaningful comparisons, estimates of the additional sales and profit generated in the 53rd week have been excluded from the analysis of base business. It is not possible to quantify the exact profit impact of the 53rd week and in determining the impact, management has had to exercise judgment.
[3] Base business excludes the impact of acquisitions and disposals.
[4] Both underlying profit before tax and underlying earnings per share (EPS) include associates, exclude goodwill/intangibles amortisation and exceptional items. Cadbury Schweppes believes that underlying measures provide additional information to shareholders. The term underlying is not a defined term under UK or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit and cash flow measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit or cash flows.
[5] 10 basis points (bps) equals 0.1%.

Performance highlights 2004

- Base business sales +4%; operating margin +50 basis points; free cash flow generation of £265 million (£229 million at actual rates).
- Confectionery sales +6% driven by innovation and a strong December holiday season performance.
- Adams' results ahead of acquisition case with double-digit growth in Trident and Dentyne.
- Beverage sales +2% with strong growth in US carbonated soft drinks led by Dr Pepper and diets offset by the impact of a cold summer in Europe.
- Fuel for Growth cost reductions successfully implemented and savings being generated in line with plan.

how we are organised

We're organised around five regional operating units supported by six global functions. The leader of each region and function sits on the Chief Executive's Committee (CEC). This team is responsible for driving high level performance on our growth, efficiency and capability programmes.

The six global functions are:

- Commercial Strategy
- Science and Technology
- Supply Chain
- Human Resources
- Finance and IT
- Legal

The functions drive world-class performance throughout all of the regions. We achieve this through co-ordination, process ownership and talent management with clear accountability for ensuring the delivery of commercial and financial targets.

Americas Beverages



Underlying operating profit:
£506 million

Contribution to Group:
41%

Employees:
6,800

Our beverage operations in the Americas include businesses in the US, Canada and Mexico where we sell a broad range of refreshment beverages from carbonated drinks to fruit juices, iced teas and water. Dr Pepper, Mott's and Snapple are our biggest brands, with other important brands including 7 UP, Hawaiian Punch, Sunkist, A&W and Clamato.

Americas Confectionery



Underlying operating profit:
£139 million

Contribution to Group:
11%

Employees:
14,000

Our confectionery position in the Americas has been transformed by the acquisition of Adams. We now operate in all of the major countries across the region including the US, Canada, Mexico, Argentina and Brazil. Key brands include Halls, Trident, Dentyne, Clorets, Chiclets, Bubbaloo, Cadbury, Swedish Fish, Sour Patch Kids, Bubblicious and Beldent.


diet
Dr Pepper
napple


NEW
Trident
Dentyne
Fire
HALLS
CREAMY

Europe, Middle East and Africa (EMEA)



Underlying operating profit:
£349 million

Contribution to Group:
28%

Employees:
21,500

The EMEA region includes all of the Group's interests in the European, African and Middle Eastern markets. The UK is our single largest confectionery business in the region. Other important markets include France, Poland, Spain, Turkey, Egypt and South Africa. Cadbury, Wedel and Poulain are our main chocolate brands. Key sugar brands include Bassett's, Halls, Maynards and Trebor and in gum our brands include Hollywood, Trident and Stimorol.


Bassett's
New
FRUIT ALLSORTS
TORNADO
Cadbury
DAIRY MILK

Europe Beverages



Underlying operating profit:
£117 million

Contribution to Group:
9%

Employees:
3,000

Our main beverage markets in Europe are Spain, France and Germany where we sell a range of carbonated and still drinks. Schweppes and Orangina are sold across the region. Local brands include Oasis in France, La Casera and Trina in Spain and Apollinaris in Germany.


Oasis
ORANGINA
light
Schweppes
TONICA

Asia Pacific



Underlying operating profit:
£137 million

Contribution to Group:
11%

Employees:
12,400

This region comprises confectionery operations principally in Australia, New Zealand, Malaysia, Indonesia, India, Japan, Thailand and China and a beverage business in Australia. In confectionery, in addition to selling Cadbury branded products, we also sell products under the Trebor and The Natural Confectionery Company brands in Australia; the Sportlife brand in China; the Halls, Trident and Clorets brands in Japan and Thailand; and the Bournvita and Halls brands in India. In Australia our main beverages brands are Schweppes and Cottee's.


Cottee's
Raspberry
THE NATURAL
Snakes
Cadbury
DAIRY MILK



"It is our brands, supported by an efficient supply chain, strong routes to market and a dedicated management team, which underpin our confidence about the future of the Group."

John Sunderland Chairman

changing times, constant values


HALLS
FRUIT
Breezers

Chairman, John Sunderland, gives an overview of the Company's performance in 2004, the outlook for 2005 and a commentary on the major issues facing the industry.

A year of good performance

2004 was the first full year of our four-year commitment to exploit the strong confectionery and beverages platforms we have built across the world by targeting greater net sales value (NSV) growth, margin improvement and increased cash flow.

I am pleased to report that we achieved our intended performance in all three areas. The targets were set as 3-5% NSV growth, 50 to 75 basis point margin improvement and a four-year cumulative £1.5 billion in free cash flow.

Reported sales were £6.7 billion, which on a like-for-like basis represented NSV growth of 4%. Operating margins were 16.5%, an increase of 50 basis points on a constant currency basis and free cash flow was £265 million.

The weakness of currencies in some of our overseas markets, notably the United States, had a marked dilutive impact on our results. Underlying profit before tax was up a reported 1% to £933 million but at constant currency the increase was 8%. On the same bases, underlying earnings per share were ahead by 2% and 9% respectively.

Adams

The acquisition of Adams in March 2003 with its range of sugar confectionery and chewing gum brands sold mainly in the Americas was our largest ever acquisition. It is particularly gratifying therefore to report that in its first full year of ownership by your Company Adams is proving to be all we hoped for – in terms of people, brands and sales potential. The integration process has gone well, synergies are being delivered and the capital and restructuring investments we are making are delivering a good mix of sales growth and margin improvement.

Management

All the above are to the great credit of Todd Stitzer and his new management team. Most regions contributed to the strength of our performance, the only exception being Europe Beverages, where very poor summer weather affected both sales and profits.

The team implemented a number of large and complex projects while continuing to execute the Fuel for Growth initiative and use the concept of Smart Variety to expand our broad product portfolio into a number of new geographic markets.

The all-round strength of the business and our management was recognised in Cadbury Schweppes being voted Britain's Most Admired Company for the second time in ten years in Management Today's poll of our peers. We have won a number of other prestigious awards in countries as far apart as the UK, India, Poland and Colombia.

Governance

The first major UK report on corporate governance was written by Sir Adrian Cadbury in 1992. Before and since that time, Cadbury Schweppes has always worked to ensure it operates to high standards of governance in all its internal processes, its identification of risk and treatment of people.

I hope the latter is borne out by the fact that in our Autumn 2004 survey of management level employees around the world 95% said that they were proud to work for Cadbury Schweppes.

Our preference in governance matters is for self-regulatory schemes as exemplified in the UK's Combined Code. It is unfortunate when the actions of a few produce a legislative consequence for the many, as we have seen with the introduction of the US Sarbanes-Oxley legislation. As a Company with shareowners in the United States we are required to comply with this legislation and it has required a substantial investment of extra time and cost. This has been an added burden at a time when we are also working to ensure we are able to incorporate the new International Financial Reporting Standards into our business.

Corporate and Social Responsibility

We take our responsibility as a wealth creator in society seriously. While our prime obligation will always be to our shareowners, we strive to ensure that our obligations to our other stakeholders – consumers, employees, suppliers and the communities in which we operate – are fully discharged.

Among a wide range of activities recent developments have included steps to promote the health and well-being of our employees and their families around the world, efforts to improve the lives of people in Ghana, where we buy most of our cocoa, through our Wells Programme and continuing community involvement in all the countries in which we operate.


Maynards
wine gums
MOTT'S
100% APPLE JUICE

Colleagues around the world

Cadbury Schweppes has over 55,000 employees around the world who have all contributed to the results described in this Annual Review. The dedication and commitment of these colleagues remain a significant competitive advantage for Cadbury Schweppes. Only people deliver results and ours are among the best, as our consistency of performance illustrates. The Board and I are grateful for their continuing contribution.

The Board

During the course of the year David Kappler retired from the Board as described in last year's Annual Review. In April he was succeeded by Ken Hanna, whose great experience in both public and private business has proved a substantial asset to the Company.

The only other change to the Board has been the appointment of Rosemary Thorne as a Non-Executive Director. We welcomed Rosemary, who is Group Finance Director, Bradford & Bingley, in September 2004.

At the time of Todd Stitzer's appointment to Chief Executive in May 2003, it was agreed that I would serve as Chairman on a full-time executive basis for a transitional period only. Accordingly in August 2005 my role will become part-time and non-executive.

Dividend

The Board is recommending a final dividend of 8.70 pence, which is a 4% increase to 12.50 pence for the year as a whole. It will be paid on 27 May 2005 to those of our shareowners who are on the share register as at 29 April 2005.

2005

We are confident about the prospects for your Company in 2005. But this year will also be special for Cadbury Schweppes in other ways.

One of the world's best-loved chocolate brands has its 100th birthday in 2005. Cadbury Dairy Milk was launched in the United Kingdom in 1905 and has gradually extended its footprint around the globe. It has been firmly established as the leading brand in many markets and the inside cover of this Review highlights some of the changes and developments that have occurred in the evolution of Cadbury Dairy Milk over those 100 years.

Another 100th birthday in our portfolio is RC Cola, a historic brand in the US.

The longevity of these brands illustrates an important aspect of Cadbury Schweppes' success. To consumers our brands are a guarantee of quality, wholesome, safe, tasty and affordable products which form an important part of their overall diet. These brands offer a range of differing benefits from thirst-quenching to taste indulgence. Our investment in consolidating our brand franchises over many decades creates enduring relationships with our consumers which we value highly. It is our brands, supported by an efficient supply chain, strong routes to market and a dedicated management team, which underpin our confidence about the future of the Group.

2004 was a good year which ended with considerable momentum despite challenging market conditions. Our major businesses are in good shape and have made an encouraging start to 2005.


Organic
blueberry
banana

from hero to villain

The challenge for the food industry by John Sunderland

Across the developed world, the manufactured food industry faces a challenge for which it is unprepared.

For over two hundred years, the industry has been a trusted partner in public health. Suddenly it has been cast as a villain.

The industry was built on the premise of providing safe, healthy and affordable food for a growing population. In doing so it helped many different societies to eliminate deficiency diseases, improve food hygiene and handling, and promote education about health and nutrition. It not only fed the workers needed for the Industrial Revolution but created immense new industries in storage, transport, distribution and retail. As its customers' lives and demands changed, the industry provided food of ever-greater quality, variety and convenience. All of these achievements were founded on a relationship of trust and understanding with its customers and embodied in the growing popularity of its brands.


Mother Earth
Fruit Topped Muesli Bars
Apricot
Cadbury
Bournville
EXTRA DARK
76%

Now that relationship is under threat, as a variety of sectional interests seek to blame the industry for the obesity crisis in the developed world.

Many countries, including Britain, have woken up to this crisis as if it were something new and sudden. But the crisis has built up over time and has many causes: they lie in the interplay of modern diets, modern lifestyles at work and at home and modern household patterns. This is particularly true of children, now brought up very differently from previous generations.

Obesity is a complex issue, but that does not prevent some people and groups from offering a simple explanation – wicked food manufacturers suborn the free will of consumers, inducing them by advertising and promotion to eat excess quantities of food which they never really wanted. There are alarming signs that this perception is gaining ground among governments.

The UK government's recent White Paper on diet seeks to signpost individual foods as healthy or unhealthy; there are no unhealthy foods, only unhealthy diets. It says "there should be a clear straightforward coding system on the basis of which people can understand which foods make a positive contribution to a healthy diet and which are recommended to be eaten only in moderation or sparingly." The "bad" foods will include not only chocolate and snacks but such trusted staples as olive oil, meat and bread. In one proposal all foods will be marked by a set of traffic lights. Red lights on a chocolate bar would be meant to signify "eat sparingly."

But when I approach a red traffic light I do not drive through it sparingly. I stop. I do that because red means danger, halt, go no further. Such an approach demonises foods. It patronises consumers, it is counterproductive and it carries important risks to health. Some consumers may follow the advice slavishly – an important issue for people with eating disorders – and ignore foods which make a vital micro-nutrient contribution to their diet. For other consumers, especially children and young people, the "demon" foods may actually become more attractive through being dangerous and forbidden.

Obesity is not a food problem, it is a whole-life problem. It is more prevalent now than in past generations not just because people are eating more but because they are living differently. Far fewer people now do heavy manual work. Far more people live alone, and either by choice or necessity devote far less time to shopping for food or preparing it. More and more food is eaten instantly and on the go. Compared to past generations, most people spend far less energy in travel and they have many more passive forms of leisure available at home.

Tackling obesity means balancing modern diets with modern lives. That means people taking responsibility for the choices they make from the astonishing array of food and drink and the astonishing range of activities now on offer to them.

We know from our customers that they want to take that responsibility. People understand that they themselves and they alone must take charge of their lives – and answer to themselves for the decisions they make. To do this they need information.

That is why Britain's entire food chain – farmers, retailers, caterers as well as manufacturers – has united around a seven-point manifesto to meet the needs and concerns of our people. It is the most comprehensive manifesto of its kind ever developed.

It offers specific action on labelling and nutrition information, on advertising, portion sizes and vending, on the progressive reduction of fats, sugar and salt in processed food and support on our packs for public health information campaigns. It also offers to promote healthy workplace and lifestyle schemes for our own workforces – we employ 4 million people directly, 20 per cent of all UK employment, and touch the daily lives of another 12 million.

The food industry has for over two hundred years been one of the most powerful forces for economic and social development in the industrialised world. It has immense resources and a demonstrated and transparent sense of care and responsibility for its consumers. Its development of safe and affordable food significantly reduced and then eliminated the need for public health provision for dietary illnesses and other forms of malnutrition. Today the problem has reversed. The lack of exercise in our more sedentary society has left us at a moment in time where our bodies have not yet adjusted to the need for a correspondingly reduced calorific intake.

Consumers have to learn to eat – and live – sensibly again. They feel it is their responsibility to do so. They need a sufficient balance of nutrients and good-tasting products which, combined with sufficient exercise, make for a balanced lifestyle. The industry with its huge powers of connectivity with consumers and billions of transactions a week has an enormous capacity to influence and direct choice and those services are at the disposal of Government.

My hope in 2005 is that they take advantage of it.


Dr Pepper
"At Cadbury Schweppes we are passionate about performance and stewardship."
Todd Stitzer Chief Executive

we have made excellent progress against our goals

In 2003, we set out our goals and priorities for Cadbury Schweppes for the four years from 2004 to 2007. The five goals and ten priorities have been designed to drive superior business performance by accelerating top-line growth, reducing costs and increasing capabilities.

2004 was a good year for Cadbury Schweppes. We made excellent progress against our goals and priorities. We successfully built top-line momentum in beverages and confectionery. We did this while successfully integrating Adams, implementing a number of complex cost reduction programmes and improving on innovation and systems capabilities.

2004–2007 Goals	2004 Priorities
1 Deliver superior shareowner performance	1 Deliver annual contract 2 Execute Fuel for Growth
2 Profitably and significantly increase global confectionery share	3 Integrate Adams and beat the model 4 Execute Smart Variety
3 Profitably secure and grow regional beverages share	5 Integrate North America Beverages 6 Further integrate Europe Beverages
4 Ensure our capabilities are best in class	7 Ratchet up innovation 8 Hone people and systems capabilities
5 Reinforce reputation with employees and society	9 Motivate, develop & reward people 10 Continue high CSR standards


THE NATURAL
CONFECTIONERY CO.
Natural Snakes
NO ARTIFICIAL COLOURS NO ARTIFICIAL FLAVOURS
TREBOR
SUGAR FREE
MINTS

goal one

deliver superior shareowner performance

Our first goal is to deliver superior shareowner performance. In 2004 our two priorities were to deliver our annual contract and execute our Fuel for Growth initiative.

We measure our performance in delivering shareowner returns against a highly competitive set of international fast moving consumer group peers. In 2004, our total shareowner return (TSR) increased by 27%, placing us in the second quartile of this peer group, up from the third quartile in 2003.

There is a compelling link over time between superior business performance and superior shareowner returns, so we focus and incentivise our team on delivering superior business performance. We measure our achievement of this goal against three simple financial performance measures: top-line growth, margin improvement and cash generation. Our annual performance contracts (budgets) are directly linked to the delivery of these targets and are an annual roadmap to their achievement.


Diet Rite
white grape
Diet Rite
always caffeine free & sodium free
tangerine
Diet Rite

In 2004, our performance was within our financial goal ranges:

- underlying net sales at constant currency ahead by 4%;
- underlying operating margins ahead by 50 basis points; and
- free cash flow of £265 million at constant currency.

Our Fuel for Growth priority is a major initiative for the Group and is expected to result in a £400 million reduction in the Group's cost base by the end of 2007. It will make the Group more competitive. We plan to reinvest one third of the cost savings into a broad range of growth drivers – marketing, science and technology, innovation, our sales infrastructure and people capabilities.

We made good progress on Fuel for Growth, delivering around £75 million of gross cost savings in 2004, in line with expectations. This brings the cumulative cost savings to £100 million since the initiative began in mid 2003. We now believe that we can achieve the full £400 million of cost savings with less investment than we originally expected. The total investment is expected to be £800 million over the four-year period as against £900 million originally.

"We made good progress on Fuel for Growth, delivering £75 million of cost savings in 2004, in line with expectations."



Ken Hanna
Finance


Dentyne
frost
bites
Dentyne
frost
bites

In our supply chain, we have generated savings and improved efficiencies through consolidation of manufacturing facilities; investment in automation and new technology; simplification of recipes, product and packaging formats; and consolidating the procurement of raw materials and services. We have invested in our world-class moulded chocolate sites in Bournville in the UK and Blois in France to expand capacity and drive efficiencies. The Chesterfield sugar confectionery and Manchester Halls factories in the UK were closed with production transferring to other sites around the Group. In Brazil, we began consolidating our gum manufacturing from three sites to a single site at Bauru.

In the commercial arena we have restructured our sales forces in a number of markets including the US, Canada, Brazil and Spain to improve our sales execution through better customer focus and more "feet on the street". Back office functions have also been consolidated, most notably in the Americas. In late 2003 our Americas Beverages businesses began using our shared business service centre in Plano, Texas for all customer order processing, invoicing and customer service requirements in the US. In August 2004, our US Confectionery business also began using this same shared business service centre. While the two businesses have very different routes to market, they have a number of common functions and customers.

"We are developing sophisticated technologies so that we can improve our manufacturing efficiencies and continue to innovate."

Matthew Litobarski
Supply Chain



2004 financial performance within our goal ranges

	Goal ranges 2004 – 2007	2004 (52 weeks)
Base Net Sales Growth*	3% - 5% pa	4%
Underlying Operating Margin Growth*	50 – 75 basis points pa	50 basis points
Free cash flow generation*	£1.5bn	£265m

*all at constant exchange rates.

Delivering Fuel for Growth

	2003	2004
Factories closed	6	3
Headcount reduced	1,300	1,400
Gross cost savings	£25m	£75m

All figures are annual.

Deliver superior shareowner performance

Peer group 2004 average TSR performance (%)


60
50
40
30
20
10
0
-10
Cadbury Schweppes TSR +27%

Source: Datastream

goal two

profitably and significantly increase global confectionery share

Our second goal is to profitably and significantly increase global confectionery share. In 2004 our two priorities were to integrate Adams and execute our Smart Variety commercial strategy.

Following the acquisition of Adams, our confectionery business has scale around the world. We have strong positions in key markets with the number one or number two share positions in 23 of the world's largest confectionery markets. We have an unrivalled product range, broad geographic reach and strong routes to market. Today we have a business that spans the full range – chocolate, sugar (sweets, candy and medicated) and gum. None of our competitors is able to offer this range of brands and products. We believe that our multi-category participation is a real competitive advantage.

2004 was a successful year for our confectionery business. Confectionery sales grew by 6%, driving share gains in many markets. We increased or maintained our share in 11 of our top 14 markets which account for 80% of total confectionery sales.

"Adams is exceeding our expectations. Sales and profit in 2004 were ahead of the acquisition case."

The growth of the base business has been better than we anticipated driven by strong market growth, increased innovation and marketing investment. We've turned around inherited problem markets, most notably Brazil and Japan. The cost synergies are being achieved and we are beginning to deliver the revenue synergies.


HALLS
DEFENSE
Vitamin C

Importantly, the Adams portfolio of brands, products and strong routes to market are playing a significant role as we implement Smart Variety to drive sales growth.

"Through Smart Variety we are putting the best recipes and packaging formats from around our business into more of our products, increasing innovation while reducing complexity and costs."

Smart Variety describes how our marketing and production managers think about managing their brands and products to leverage our unique combination of geographic reach, broad product range, strong routes to market and manufacturing capabilities. We are putting the best recipes and packaging formats from around our business into more of our products. This reduces complexity which gives us a great opportunity to reduce costs.

Multi-category participation

Key markets	Chocolate	Sugar	Gum
EMEA			
UK	●	●	○
France	◍	●	●
Spain	◍	●	●
Poland	●	●	○
South Africa	●	◍	●
Egypt	●	●	●
Americas			
US	○	◍	●
Canada	◍	●	●
Mexico	○	◍	●
Brazil	○	●	●
Asia Pacific			
Australia	●	●	○
Japan	○	○	●
Thailand	◍	●	●
India	●	◍	○

Source: Euromonitor 2003

● No1 or 2 market share position
◍ A presence in the market
○ Little or no presence


SANS SUCRE
HOLLYWOOD
Ice Fresh
Blancheur
SANS SUCRE
HOLLYWOOD
POWERFRESH
SANS SUCRE

"2005 is Cadbury Dairy Milk's 100th year. The brand remains the UK's leading chocolate brand, growing sales by over 20% in the year following its relaunch."

Masterbrands are an important element of our Smart Variety strategy enabling us to leverage the consumer advantage and scale benefits of our strongest brands. Our Cadbury Dairy Milk brand is the most developed example of this. Several years ago the Cadbury Dairy Milk brand was relaunched as the umbrella brand for moulded chocolate in Australia. This concept was extended to the UK in October 2003 and in the year after its relaunch our Cadbury Dairy Milk brand grew sales by over 20% on top of a 14% increase the year before.

Similarly in France, we have built Hollywood as a gum masterbrand enabling the brand to compete more effectively against competitors' multi-brand models, particularly in the critical areas of innovation and marketing support. The Hollywood brand gained 2 percentage point of share in 2003, with a further 3.5 percentage point in 2004. The significant gain made by the Hollywood brand over the last two years has enabled us to regain leadership of the French gum market. We have a clear 10 percentage point lead over the nearest competitor.

We have also transferred learnings from the French market to Spain where the Adams gum brands had been losing share for several years. We relaunched the Trident brand in April 2004 using the Hollywood masterbrand model. The brand recaptured market leadership within six months and has a current share of almost 32%.


Cadbury
TRIPLE DECKER
Cadbury
THREE WISHES
Cadbury
DAIRY MILK
Malt Crisp

Growing Adams Power Brands in 2004

	Sales growth 2004 versus 2003
Halls	+7%
Trident	+23%
Dentyne	+13%
The Bubbas	+19%

Profitably and significantly increase global confectionery share

Market	Share change 2004 versus 2003
EMEA	
UK chocolate	+0.1%
France gum	+2.5%
Spain gum	+0.6%
South Africa confectionery	+1.3%
Asia Pacific	
Australia chocolate	+1.0%
Japan gum	+0.6%
Thailand gum	+2.4%
India confectionery	+0.1%
Americas	
US gum	+0.4%
US medicated	+0.3%
Canada gum	+3.7%
Mexico	+0.3%
Argentina gum	+0.1%

Source: AC Nielsen

goal three

profitably secure and grow regional beverages share

Our third goal is to profitably secure and grow our regional beverages share. In 2004 our two priorities were to integrate our North American and Europe Beverages operations.

In 2004, we saw like for like 2% sales growth. This would have been well over 3% were it not for an unusually cold and wet European summer. We grew share in US carbonated soft drinks (CSDs) and Australia. Mexico continued to grow sales and profit. We set the stage for recovery in North America non-CSDs and in our major markets of France and Spain.

In early June 2004, Mott's and Snapple moved into a combined facility in Rye Brook, New York, completing the rapid integration of our North Americas beverages operation into a unified and strengthened commercial force. It is clear that the leadership and organisational changes we've made over the last 18 months have turned the performance of this business around.

Sales have benefited from cross-selling by a unified sales force. For example, our national accounts team began to get Snapple listed in a number of national chains such as Target. Our fountain food service team sold Mott's single serve apple sauce into 8,000 Burger Kings and 2,000 Jack-in-the-Box restaurants for desserts in Kids Meals.


Diet
Cherry
Vanilla
Dr Pepper

We're also seeing the benefits of higher quality and more focused brand marketing and innovation, particularly on our lead brands.

Our initial focus on improving the performance of our CSD business in the US produced good results in 2004. Our CSD business outperformed the US market, led by Dr Pepper and our diet portfolio. Following the launch of 7 UP PLUS, the performance of 7 UP has improved, although volumes and sales were still lower year-on-year.

"The leadership and organisational changes we've made over the last 18 months have turned the performance of Americas Beverages around."

Dr Pepper is our biggest CSD brand, accounting for around half of our US carbonate sales. At the start of 2003, the brand was losing volume and share as a result of short-term losses in the fountain channel, lack of focus in sales execution and a shift away from heartland consumers. We have been working hard to address these issues, partnering closely with our bottlers, reinvigorating our marketing strategies and campaigns, and focusing on regaining fountain availabilities. Dr Pepper has performed well in 2004 with volumes up 3%.

We have six out of the top ten non-cola diet brands in the US. In 2004, we have successfully focused on driving diet availabilities and growth with our diet portfolio volumes ahead by 19% during the year, led by Diet Dr Pepper (up 17%) and Diet Rite (up 53%). In 2004, our diet portfolio accounted for only 23% of our CSD portfolio compared with approximately 30% for the overall market.


ORANGINA
light
La Casera

In the third quarter of 2004, we turned our attention to our non-CSD business where performance in recent years has been disappointing. We relaunched both our Mott's and Snapple brands in the fourth quarter with encouraging early results.

"We have successfully focused on driving diet availabilities, growth and innovation and our diet portfolio volumes are significantly ahead."

In Europe Beverages in March 2004, we transferred two of the Orangina carbonated beverage plants in France into our bottling partnership with San Benedetto, unifying our supply chain for all our beverage business in France. This took place smoothly, enabling us to begin to deliver the cost synergies originally identified in the Orangina acquisition case. In Spain, our distributor network was redesigned and the important impulse sales force restructured.

In the second half, we made changes to our top management teams in France, Spain and Germany, significantly strengthening our commercial capabilities in these key markets.

Innovation continues to be a key driver of performance in the market with the diet and healthier offerings growing strongly. The region's innovation resources were strengthened during the year allowing the businesses to cut their time to market dramatically and at the same time improving the level and quality of new product offerings. We are beginning to see some early benefit from these significant changes made in 2004.


CLAMATO
Tomato Cocktail

Outperforming the US carbonated soft drinks market

	2004 Share %	Share change
Regular carbonates	18	+0.1%
Diet carbonates	16	+1.2%
Total carbonates	17	+0.3%

Source: AC Nielsen

Performance driven by Dr Pepper
Volume growth (%)


-4
-1
3
2
1st half
2nd half
2003
1st half
2nd half
2004

Performance driven by diets
Volume growth (%)


4
14
23
16
1st half
2nd half
2003
1st half
2nd half
2004

goal four

ensure our capabilities are best in class


Poulain
ligne
Gourmande
2%
Poulain
ligne
Gourmande
2%

Our fourth goal is to ensure our capabilities are best in class. In 2004 our two priorities were to ratchet up innovation and hone our people and systems capabilities.

For innovation, we set the bar high, with a stretching internal goal of 15% from new products by 2007. We increased our innovation rate by 50% in 2004 to 9%, up from 6% in 2003. To radically improve our innovation rates we've improved our science and technology capability. We reorganised our research and development facilities into a new sixth global function and retained a highly experienced professional to lead our new Science and Technology function. We put in place a new strategy, coordinating our global resources as a whole to provide discrete centres of excellence and remove duplication. This enabled us to focus our resources and expertise. We are investing in a major new Science and Technology facility in North America that will come on stream in late 2005, replacing our Morris Plains centre.

"We have built up our science and technology capability to drive our innovation rates."



David Macnair
Science and Technology

Coupled to this we have further honed our commercial capabilities by investing in a new consumer segmentation study across our major markets around the world. This study is giving us unique insights into the innovation growth platforms that we have chosen to pursue globally. We have also increased the focus on discovery of ideas to feed our innovation pipelines, and we are supporting this with the aid of proprietary software and common processes for innovation decision-making and resource allocation.

The results have already started to come through in 2004. In beverages we launched 7 UP PLUS which has had a very successful start in the US. Credited by customers as the most significant carbonated soft drink innovation of the year, it has helped open a new category of beverage. In addition to reducing calories, nutrients are being added – in the case of 7 UP PLUS, calcium and vitamins. In Spain, we have built share through increased distribution behind Trina Bio – a new blend of skimmed milk and fruit.

In confectionery, increased innovation has created renewed interest and extended the role our products play with consumers while also improving brand scale and economics. New Cadbury Snaps, which created a premium, bite size treat opportunity in the UK, is a good example of this, as is the extension of Dentyne Ice to cinnamon-flavoured Dentyne Fire and fruit-flavoured Dentyne Tango in the US. Innovation has also helped add value to our consumer offer in the UK, in Roses with Cadbury Luxury Roses, in Trebor with Trebor Sugar Free Mints and in Halls with Halls Triple Action.


Cadbury
Snaps
Milk Chocolate



Nick Fell
Commercial Strategy

"Innovation has extended the role our products play with consumers while also improving brand scale and economics."

In 2004, we created a radical and bespoke commercial capabilities programme that will be rolled out across the world – to further enhance our ability to compete and win in the market place.

To improve our systems capabilities we appointed a new Group Information Director who has helped us continue the roll-out in North America, Ireland and Japan of Probe, our SAP-based total business enterprise system. We also implemented the major transition of the former Adams business off the Pfizer systems in the US. I am pleased to say that these challenging projects have all been implemented without significant disruption. Our systems improvements are moving in the right direction with momentum.

Innovation awards

"Best new product"	– The Natural Confectionery Company brand in Ireland
"Supplier of the Year"	– Woolworths, Australia

Innovation as % of sales


6%
9%
2003
2004

Cadbury Snaps – best new confectionery product launch in the UK in 2004

Sales per month (£m)


2.9
2.2
1.2
Snaps
Mars Delight
Nestlé Baci

Source: AC Nielsen


Apollinaris
SILENCE
Bio
TriNa
THE NATURAL
ORANGE

goal five

reinforce reputation with employees and society

Our fifth goal is to reinforce our reputation with employees and society. In 2004 our priorities were to motivate, develop and reward people and to continue high standards.

We have great teams all around the world, who deserve sincere thanks for their commitment, dedication and hard work in delivering outstanding results over the last year. The Cadbury Schweppes working culture is a distinctive aspect of our success. In 2004, we conducted our first global employee survey among 10,000 colleagues across the world. A high percentage, 74%, responded and a striking 95% said they felt proud to work for the Group. This is an asset for any business to have as it provides resilience through change and passion for succeeding and delivering great performance.

Current third party research presents strong evidence that commitment and engagement drive performance. "Commitment" reflects attachment to the organisation and "engagement" indicates the amount of discretionary effort an individual is willing to devote. Key areas of our survey are directly mapped to these two factors. Globally, employees are committed to the business and we have high levels of engagement. However, further improving engagement will increase discretionary effort and further improve performance.

In the years ahead, we will be focusing on these two measures as a way of generating both greater colleague satisfaction and business performance.

We focus extensively on the growth, development, performance management and the reward of our employees. We have a consistent approach around the world to reviewing performance and preparing development plans. This includes a suite of tools and processes to support personal growth, career development and reward programmes that recognise employees' contributions. Such programmes also seek to provide motivational ways that employees can contribute to driving the success of the business.

In March 2004, our shareowners approved a revised compensation plan for senior managers with performance measures linked to our goals and priorities. Our aim is to balance motivation and reward in a manner consistent with best practice on executive pay and corporate governance.

Our People Strategy sets out the values and policies that underpin all areas of our people management. Together with our HR Minimum Standards and our Leadership Imperatives, it provides the foundation for managing and developing our people in line with the purpose and objectives of our business. This is captured in our booklet "The Place to Be", which is used widely in recruitment. The roll out of the refreshed Leadership Imperatives occurred during the year and these now include "Collaboration", "Forward thinking" and "Living our values."

In line with the Accounting For People reporting standard we introduced in last year's Annual Review we continue to track key facts and figures on the shape of our employee base around the world.

Turnover remains low at 2.5% per annum, as for 2003. In 2004, our executive management population has dropped to 165, from 180 in 2003. The proportion of women in this group has risen to 13% in 2004, up from 11% in 2003.

"With a 200 year heritage of corporate social responsibility, doing the right thing by our employees, consumers, customers and communities is integral to our way of doing business. As we grow we want to continue to find ways to ensure that this legacy is maintained."



Bob Stack
Human Resources


CHERRY
HALLS MAX
NEW!
STRONG RELIEF FOR SORE THROAT PAIN
Clorets
THE BREATH FRESHENER

Diversity and inclusiveness

We have had a global approach to equal employment opportunities and diversity since 1994 and this continues to develop and evolve. A global policy, an annual survey and regular reporting to the Board and the CSR Committee provide our framework for monitoring progress and developing forward plans aligned to our business goals.

There is a network of diversity contacts across our global business and a new thought leadership group feeding in new insights and suggestions. 2005 will see us further extending our commitments to ensuring an inclusive environment. We want everyone to flourish and realise their personal potential. Over the year we have also focused on improving further our communication capabilities across the organisation with the Group as a whole and each region putting in place new mechanisms for reaching and engaging with employees.

Towards even higher standards in corporate social responsibility

High Corporate Social Responsibility (CSR) standards represent both commercial and philanthropic activities as they each sustain success in different and changing markets, and diverse cultures. Our Board level Corporate and Social Responsibility Committee scrutinised a full agenda this year covering our five pillars of CSR:

- human rights and employment standards;
- ethical sourcing and procurement;
- consumer and marketing issues;
- environmental, health and safety; and
- community investment.

2004 was our year of 'Embedding CSR' within the business and dialogues were held with senior management in all regions and functions, and progress was made in all the above areas.

The learnings gained from the Group's human rights and ethical trading (HRET) pilot studies in China, Ghana, Indonesia, Mexico and Turkey were built into Ethical Sourcing Standards for the Group. These Standards underpin a system for supplier evaluation, training for employees and a programme of engagement with our suppliers. In addition, a new ethical sourcing director position was created in order to drive these Standards. The Group continued to play an active part in the industry-wide initiative to promote responsible practices in cocoa farming to ensure the July 2005 development of certification standards deadline is met. The Group is a signatory to the UN Global Compact and continues to endorse its ideals.

Group Employee Climate Survey*

Areas of strength

Employees:

- are proud to work for Cadbury Schweppes
- understand the Group's core purpose and values
- know what is expected of them in their jobs
- feel empowered to innovate and improve

Areas for focus

- poor performance is not as well confronted and dealt with as it could be
- community activity could form a greater part of employee development programmes
- teams can develop more effective working relationships with other teams

*Pilot of 10,000 employees in 2004

Employee Commitment and Engagement Index


0
1
2
3
4
5
Global Commitment
3.4
Global Engagement
3.1

2004 data


working better together

goal five continued


Mike Clark
Legal

"Cadbury Schweppes is committed to high standards of corporate governance, compliance and business integrity."

In 2004, the Group's food issues strategy group, led by our Chairman, developed 10 Group policies on consumer issues related to the role of food in public health. These included a global marketing code of practice, with particular reference to children, which is published on the website; obesity prevention; enhanced labelling; portion size review; vending in schools guidelines; withdrawal of embedded toys in products; added trans-fats in products; genetically modified ingredients and chewing gum disposal.

Last year the Group introduced an integrated Environment, Health & Safety (EHS) Policy with supporting standards. This leads the way for an EHS system based upon both ISO 14001 and OHSAS 18001, improving our ability to deliver against our KPIs.

Community investment continued to grow around the world, with a series of new or enhanced programmes being put in place.

In 2004, we published and updated our corporate and social responsibility report outlining the Group's commitments and achievements. The report is published in full on our corporate website, www.cadburyschweppes.com. The next CSR report will be published in 2006.

Corporate governance, compliance and ethical business practices

The Board supports the highest standards of corporate governance. In 2004, the Company fully complied with the provisions of the Code of Best Practice set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance. In early 2004 the Board completed a review of Group corporate governance policy, started in late 2003. As a result, it has implemented a number of changes to take account of the 2003 revisions to the Combined Code. These include more emphasis on training for Directors, a more formal Board performance evaluation, disclosure of Directors' attendance at Board meetings, the evaluation of the work of the Audit Committee and making the terms of reference of all Board Committees more easily accessible and transparent via publication on the investor centre page of the Company's website www.cadburyschweppes.com. The Company complies with all the NYSE rules which apply to non-US issuers. The Audit Committee considers certain corporate governance matters on behalf of the Board and is composed entirely of independent directors.

In 2004, the Audit Committee reviewed a report on legal matters including a summary of certain UK and US regulatory provisions relating to legal compliance, a review of legal department staffing and resources and a summary of current compliance activities.

In 2003, the Group established the Disclosure Review Committee. Members of this Committee include the Chief Legal Officer and Group Secretary as Chairman, the Chief Financial Officer, the Director of Business Risk Management, the Director of Financial Control, the Director of Investor Relations and the Director of Corporate Communications. The Director of Group Secretariat serves as Secretary of this Committee. Representatives of the external auditors and outside counsel also attend these Committee meetings. Prior to submission to the Audit Committee and the Board, the Disclosure Review Committee assesses and reviews the accuracy and completeness of disclosures in the Report and Accounts and Form 20-F, the Annual Review and Summary Financial Statement, the Interim Report and press releases for the Annual and Interim Reports.

The need for full legal compliance is taken very seriously. The Company has put in place training programmes to ensure employees understand and comply with applicable legal requirements. These programmes include training in workplace practices, competition law, health and safety and environmental compliance. In addition, "Our Business Principles" has been circulated to managers throughout the Group.

This Statement sets out clear standards for our responsibility as a group and as individuals to:

- promote ethical business practices;
- respect the environment and communities in which we operate;
- ensure equal employment opportunities;
- value diversity in the workplace;
- provide healthy and safe working environments; and
- respect human rights and trade ethically.

Managers confirm each year that they have understood and complied with these principles. The Group has adopted a financial Code of Ethics that applies to the Chief Executive Officer and senior financial officers in the Group. Both the Code of Ethics and "Our Business Principles" are available on the Group's website, www.cadburyschweppes.com

The Company has put into place a "Speaking Up" programme to enable employees to report in confidence on any breach of Group policy or other fraudulent or criminal activity. Any serious


NEW
Trident
Recaldent
Cadbury
Chocki


Chiclets

matters are brought to the attention of the Audit Committee. The process has been communicated to all employees in their local language, with each employee being given a personal card providing the local number of the confidential service. The process will now be reviewed annually.

CSR performance widely recognised

The Group's performance in the area of CSR is ranked by various external indices, based on a mix of self-completed survey data and external assessment. These include:

- Dow Jones Sustainability World Index and Dow Jones Sustainability STOXX Index. In 2004, the Group scored 71%, up from 66% in 2003. The best company in the food industry was 76% and the global food average was 40%;
- FTSE4Good and FTSE4Good Supply Chain Labour Standards Criteria. The Group is included in these indices, which measure performance of companies that meet globally recognised CSR and supply chain labour standards; and
- UK's Business in the Community Corporate Responsibility Index. In the 2004 Index the Group was rated at 87%, up from 73% from the year before. This is a ranking of second in the food producers and processors sector and 49th out of 139 overall.

"We put in place 10 global policies on consumer issues including a global marketing code of practice."

In 2005, the Group will be independently auditing (assurance and verification) three areas of its CSR activity. These are environment, health and safety, ethical sourcing and business principles.

In addition, we were delighted to win external recognition around the world for the way we conduct our business, focus on quality and motivate and reward our people. This includes:

- being voted by our FTSE peers the "UK's Most Admired Company" as polled by the magazine Management Today;
- in Colombia the "Best Place to Work" for the second year running;
- in India we came in the top 25 of the "Best Place to Work";
- "Manufacturer of the Year" in the UK; and
- in Poland and in Australia our brands were viewed as the most trusted.

Dow Jones Sustainability World Index scores for 2004 (%)

Global industry average	40
Cadbury Schweppes	71
Best food company globally	76
Economic Dimension	
Global industry average	42
Cadbury Schweppes	70
Best food company globally	78
Environmental Dimension	
Global industry average	38
Cadbury Schweppes	66
Best food company globally	81
Social Dimension	
Global industry average	38
Cadbury Schweppes	74
Best food company globally	75


Since 1919
A&W
Diet
A&W
ROOT BEER

2005 outlook

In 2005, we expect to deliver within our financial goal ranges for sales growth, margin improvement and free cash flow.

As we said at their inception, our five goals will remain the same over the period 2004-2007 but our priorities will change. In 2005, our priorities are changing to reflect a greater spotlight on growth and returns.

We will be seeking to maximise the returns from our Fuel for Growth investment and have reduced the investment needed to deliver our Fuel for Growth savings from £900 million to £800 million. Capital efficiency and cashflow will be a major focus across the business in 2005.

We will redouble our efforts on driving growth through innovation, higher and smarter levels of investment in marketing and improved sales execution. Having improved our carbonated soft drink (CSD) performance in North America, we will be driving hard to turn around the performance of our non-carbonated portfolio. We will also focus on strengthening our route to market (RTM) in the US through continued alignment with our bottling partners and consolidation of the independent bottling system.

The changed priorities also reflect our desire to harness the commercial passion we saw in 2004 into a more systematic focus on consistent commercial execution in 2005 and beyond. In 2005, our consumer segmentation study is being extended to beverages and we will begin the roll-out of our "Building Commercial Capabilities" programme. It will be communicated to our top 250 commercial leaders in 2005 and to the next 2,000 marketing and sales leaders during 2006. We will also continue to intelligently adapt our product portfolio to provide greater choice for our consumers.

2004–2007 Goals	2005 Priorities
1 Deliver superior shareowner performance	1 Deliver annual contract 2 Execute Fuel for Growth and focus on Free Cash Flow
2 Profitably and significantly increase global confectionery share	3 Invest, innovate and execute 4 Execute Smart Variety
3 Profitably secure and grow regional beverages share	5 Invest, innovate and execute 6 Strengthen non CSDs and RTM
4 Ensure our capabilities are best in class	7 Roll-out Building Commercial Capabilities 8 Refine Supply Chain disciplines
5 Reinforce reputation with employees and society	9 Motivate, develop & reward our people 10 Continue high CSR standards

While the external commercial environment is expected to remain competitive in 2005, we have good momentum across both beverages and confectionery . In confectionery, we expect continued good growth for the year as a whole, although in the first half we will be implementing major new systems in our UK and Canadian confectionery businesses. In beverages, we expect our CSD portfolio to perform well but sustaining the outstanding growth rates we saw in 2004 will be challenging. Our non-CSD portfolio in North America and our European beverage business are expected to have a better year.

Our Fuel for Growth initiative will generate savings in the region of £100 million and raw material costs are not expected to rise as sharply as they did in 2004. We will however be investing more heavily behind the long-term growth of the business, building on the successes we had last year.

We believe that Cadbury Schweppes has an advantaged business model within the consumer products sector as the Group is positioned in attractive, growing categories and has a significant portion of its unique portfolio of strong brands sold through high margin channels. We have a strong management team committed to winning in the market place and have clear goals and priorities which focus the business on delivering improvements in growth and efficiency. Our efficiency programmes are providing the funds which are enabling us to invest in our commercial programmes and capabilities so that we can better exploit the potential of the portfolio we now have. This will enable us to deliver superior business performance which will in turn drive superior shareowner returns.

our global performance


diet
7UP
Diet
Rite
cola



Gil Cassagne
Americas
Beverages

Americas Beverages

- Generated sales growth of 5% in North American carbonates, ahead of the market
- Grew US diet brands volumes by 19%

Fact file

Our leading brands

MOTT'S · Dr Pepper · Snapple

Base business sales growth

+2%

US carbonates outperform market

Bottler volume growth (%)


Diet
Regular
4
-8
14
-6
23
-1
16
-4
1st half
2nd half
2003
1st half
2nd half
2004

Americas Beverages reported underlying operating profit* of £506 million on turnover of £1,686 million. Exchange rate movements reduced reported turnover by 10% and underlying operating profit by 11% (£188 million and £56 million respectively). At constant exchange rates and excluding the estimated impact of the 53rd week, turnover grew by 2% and underlying operating profit increased by 5% compared with 2003.

Outperforming the US carbonates soft drinks market

Overall, 2004 was a better year for the beverage business in North America, with the good momentum seen in the early part of the year continuing throughout the second half. Like-for-like sales growth of 2% was driven by the US carbonates business, where sales were 5% ahead.

The business outperformed the US carbonated soft drinks market, with performance once again led by Dr Pepper (volumes +3%) and the Group's portfolio of diet brands (volumes +19%). The performance of 7 UP improved in the second half following the successful launch of 7 UP PLUS. 7 UP volumes were down 4% in the second half following a 9% decline in the first half.

There was some improvement in the core non-carbonated brands in the US in the fourth quarter, led by Mott's. The Group's Mexican beverage business had another excellent year with sales ahead by 16%, led by Peñafiel.

Organisational and leadership changes driving performance

The organisational and leadership changes made in 2003 are having a positive impact on performance. The top line benefited from cross-selling by a unified sales force and higher quality, more focused brand marketing investment and innovation. Cost savings were delivered in line with plan, although higher employee, system and transport costs offset a proportion of the benefit.

The region successfully implemented three major systems related projects during the year: the roll-out of Probe in the carbonates business; the consolidation of our non-carbonates business onto a single IT platform; and the creation of a US Shared Business Service infrastructure for both the beverage and confectionery operations.

* (operating profit before goodwill/intangibles amortisation and exceptional items – see table on page 31 for details)



Matt Shattock
Americas Confectionery


MALABAR
Bubbaloo
Crazy Blue

Americas Confectionery

Achieved 10% like-for-like sales growth driven by innovation on core brands

Grew sales of power brands (Trident, Halls, Dentyne and Bubbas bubblegum) by 13%

Fact file

Our leading brands

Halls Trident Dentyne

Base business sales growth

+10%

Strong power brand sales growth
2004 versus 2003 (%)


5
22
18
7
13
7
11
Halls
Trident
Dentyne
Bubba's
Power Brands
Other
Total

Americas Confectionery reported underlying operating profit* of £139 million on turnover of £1,093 million. US dollar weakness reduced turnover by 8% (£70 million) and underlying operating profit by 12% (£10 million) compared with 2003.
At constant exchange rates and excluding the estimated impact of the 53rd week, turnover grew by £289 million (33%) and underlying operating profit by £57 million (63%), reflecting the contribution of a full year's results from Adams' businesses (compared with 9 months in 2003). Excluding the impact of acquisitions and the estimated impact of the 53rd week, turnover grew by 10% and underlying operating profit increased by 24% at constant currency.

An excellent year

This growth was driven by the combination of buoyant markets, higher prices and a significant step-up in innovation, mainly on core brands. The four power brands in the region – Trident, Halls, Dentyne and the Bubbas bubblegum range - grew sales in total by 13%.

In the US and Canada, strong growth in the market coupled with share gains during the year, drove double-digit like-for-like top-line growth on gum. In Latin America, sales were 14% ahead in Mexico and up 22% in Brazil.

Margin improvements were delivered from a combination of Fuel for Growth savings, improvements in price and mix and lower trade spend.

Successful reorganisation in the region

In the US, the transition away from Pfizer shared services was delivered on time and within budget. SAP was installed in a number of Adams markets in South America, allowing consolidation of back offices. The sales forces were reorganised in the US, Canada and Brazil.

* (operating profit before goodwill/intangibles amortisation and exceptional items – see table on page 31 for details)


E.Wedel
CZEKOLADA
GORZKA


Fruit
DENTAL
V6
WHITE
Dirol
DROPS
TROPICAL
Dirol
DROPS

Europe, Middle East and Africa (EMEA)

- A good year with momentum building in the second half and a strong December holiday season
- Strong performance broadly based across a number of markets and categories
- Matt Shattock will be leading the region from 2005

Fact file

Our leading brands

HOLLYWOOD Cadbury Bassett's

Base business sales growth

+4%

Growing Cadbury Dairy Milk sales in the UK


14%
20%
9%
2002
2003
2004

Source: AC Nielsen

The EMEA region reported underlying operating profit* of £349 million on turnover of £2,246 million. Exchange rate movements reduced turnover and underlying operating profit by 1% (£21 million and £2 million respectively) compared with 2003. At constant exchange rates and excluding the impact of the 53rd week, turnover increased by 6% (£132 million) and underlying operating profit grew by 13% (£40 million). Excluding the impact of 2003 acquisitions and the estimated impact of the 53rd week, turnover grew by 4% and underlying operating profit increased by 10% at constant currency.

Strong second half

The region had a good year with sales up 4% on a like-for-like basis. Sales momentum built during the year with a strong Christmas resulting in second half sales growth of nearly 7%, of which 1% came from the recovery from a hot summer in 2003. This good performance was broadly based across a number of markets and categories.

Growth in chocolate was driven by Cadbury in the UK and South Africa, Poulain in France and Wedel in Poland. Growth in sugar was driven by Halls around the region and Kent in Turkey. Growth in gum was driven by Hollywood in France, Trident in Spain and Dirol in Russia.

Broadly based growth

In the UK, Cadbury Trebor Bassett maintained share in a market which grew by 3.5% in value terms (Source: AC Nielsen), a good result given that the business was cycling the highly successful relaunch of the Cadbury Dairy Milk brand in the fourth quarter of 2003. In particular, the UK business had a strong fourth quarter driven by a good Christmas and successful new product launches, notably Cadbury Snaps and Cadbury Flake variants.

In France and Spain, gum share continued to grow on the back of new product introductions and increased marketing spend. In France, market shares in chocolate and sugar benefited from multi-category activities with major customers. While Ireland's sales were down year-on-year, the second half was much improved.

There was continued strong top-line growth in the developing markets within the region, with sales ahead by 10%. In Russia, performance of the business improved following a restructuring and management changes.

* (operating profit before goodwill/intangibles amortisation and exceptional items – see table on page 31 for details)



Marie-Bernard Trannoy
Europe Beverages

Europe Beverages

- Experienced weak markets with poor summer demand and pricing pressure in Germany
- Lost some market share in key businesses

Fact file

Our leading brands

Oasis · Orangina · Schweppes

Base business sales growth

-5%

A difficult summer season impacted the year's performance

Sales growth (%)


1
5
(20)
0
Q1
Q2
Q3
Q4
2004

Europe Beverages reported underlying operating profit* of £117 million on turnover of £653 million. Currency movements had a modest impact on results, reducing turnover and underlying operating profit by 1% (£6 million and £2 million respectively) compared with 2003. At constant exchange rates and excluding the impact of the 53rd week, turnover decreased by 5% and underlying operating profit fell by 1%.

Weak market conditions

2004 was not an easy year for the Europe Beverages region. The markets were weak due to the impact of poor summer weather on demand in the third quarter, notably in France, and intense price pressure in Germany. Share was lost in the three key markets of France, Spain and Germany.

Despite the reduction in sales, margins benefited from Fuel for Growth cost savings and an improved supply chain performance in Spain and France.

Organisational changes to streamline decision making

In the second half a number of organisational and management changes were made, designed to upgrade our capabilities in the main markets and increase our marketing focus. The business is beginning to see some early impact of these changes.

* (operating profit before goodwill/intangibles amortisation and exceptional items – see table on page 31 for details)


ORANGINA
light
Schweppes
TONICA


Rajiv Wahi
Asia Pacific


Cadbury
THREE WISHES
Raspberry

Asia Pacific

- Achieved continued good revenue growth of 6%
- Enjoyed strong recovery in beverages with market share and margin gains

Fact file

Our leading brands

Cadbury Dairy Milk, Schweppes, Clorets

Base business sales growth

+6%

Growing share in Australia

	Dec 2003	Dec 2004	Share change
Chocolate	53.6	54.5	+0.9%
Moulded	69.1	71.6	+2.5%
Total soft drinks	15.7	16.4	+0.7%
Carbonates	22.8	23.7	+0.9%

Source: AC Nielsen

The Asia Pacific region reported underlying operating profit* of £137 million on turnover of £1,050 million. Exchange rate movements were neutral to turnover and increased underlying operating profit by 1% (£2 million) compared with 2003. At constant exchange rates and excluding the impact of the 53rd week, turnover grew by 11% and underlying operating profit by 4%. Excluding the impact of 2003 acquisitions (The Natural Confectionery Company, Adams China) and the estimated impact of the 53rd week, turnover grew by 6% and underlying operating profit grew by 1% compared with 2003.

Good revenue growth

The business continued to see good top-line momentum with sales on a like-for-like basis up 6% during the year. The Adams' business in China, acquired in March 2004, made a small loss during the year.

The beverage business in Australia had a very good year with sales up by 12% and market shares well ahead. It benefited from the creation of a powerful integrated confectionery and beverage sales force early in the year.

Sales growth in chocolate was driven by continued momentum in the Australian business and by recovery in India. In gum and medicated, performance was strong in the Adams' markets of Thailand and Japan. Halls saw good growth in India where it is being distributed through Cadbury's strong system.

Margins were lower year-on-year due to the combination of adverse mix and increased investment in China, India and regional capabilities.

* (operating profit before goodwill/intangibles amortisation and exceptional items – see table on page 31 for details)


HALLS
FRUIT
BreeZers
NON-MENTHOLATED
NEW FLAVOR!
Cool Creamy Strawberry!

"We are investing to create a platform for sustainable growth."

Ken Hanna Chief Financial Officer

a platform for growth


Snapple

At the end of his first year with the Company, Ken Hanna, Chief Financial Officer, provides an overview of the key drivers of the Company's good performance in 2004 as well as a look at some of the challenges ahead for 2005.

A platform for sustainable growth

2004 was a good year for Cadbury Schweppes with progress made against all of the Group's financial goals. Driven in particular by Fuel for Growth cost savings, growth in the Adams brands and growth in the US CSD diet portfolio, these results represent a good performance against our historical record and our peer group.

We are taking steps to ensure that we can build a sustainable track record of growth by increasing investment in sales and marketing capabilities, innovation, science and technology, systems and people.

While we remain absolutely focused on the operational performance of the Group, there are also significant structural changes in the accounting and governance framework in which we operate. These will have a significant impact on us over the next couple of years and we are taking all of the necessary steps to ensure we will be able to fully comply with these new requirements.

International financial reporting standards

As of 1 January 2005, the Group is required to report in accordance with International Financial Reporting Standards (IFRS). In line with the requirements of the European Union, the 2005 financial statements will be prepared under IFRS and our 2005 interim statement will be our first financial results published under IFRS. In addition, at the time of the Annual General Meeting in May we will provide the 2004 financial statements restated under IFRS. We will provide a full reconciliation to the UK GAAP results published in this document.

The IFRS reporting requirements will not alter any of the commercial behaviours of the Group. Free cash flow and turnover are unaffected. Our financial goal ranges will not be restated. We estimate that the impact of adopting IFRS on the 2004 reported results will be a reduction in underlying profit before tax (profit before tax, goodwill/intangibles amortisation and exceptional items) of approximately 5%, principally reflecting the incremental share awards charge under IFRS 2 and higher pensions costs under IAS 19. The estimated impact on underlying earnings per share (earnings before goodwill/ intangibles amortisation and exceptional items) is around 6% reflecting uncertainty of tax deductability of share awards in overseas territories. These estimates exclude the mark-to-market effects of IAS 39 on financial instruments, which we are not required to apply to the 2004 restated results. We will not be including these in underlying earnings per share.

Changing regulatory environment – Sarbanes-Oxley

It has recently been announced that the requirement to comply with Section 404 of the Sarbanes-Oxley legislation has been delayed for twelve months for companies like ourselves with a secondary listing on the New York Stock Exchange. Section 404 requires the self-certification and auditor verification of a company's system of internal financial reporting controls. We will be making our first statement on the effectiveness of the financial reporting control environment in our 2006 financial statements. We have implemented a structure that will enable us to embed the required processes and behaviours in a sustainable manner and to meet the requirements of the legislation.

A finance function delivering change

We have recently implemented new systems in many of our major businesses, and changed processes to meet the exacting new requirements of compliance and reporting. We continue to recruit and retain excellent finance professionals throughout the Group. I therefore believe that whilst the landscape is clearly changing, not least with the transition to IFRS and the demands of the Sarbanes-Oxley legislation, the finance function throughout Cadbury Schweppes is ready to meet these challenges.


DAIRY MILK

Summary financial review and financial statements

		2004 (53 weeks)	2003 (52 weeks)	Growth % (53 weeks)	Currency[a] Growth % (53 weeks)	Currency[a] Growth % (52 weeks)[a]
Turnover	£m	6,738	6,441	+5	+9	+8
Underlying Operating Profit	£m	1,115	1,052	+6	+12	+11
– Share of associates/profits	£m	44	51			
– Goodwill/intangibles amortisation	£m	(139)	(129)			
– Operating exceptional items	£m	(171)	(224)			
Total Operating Profit	£m	849	750	+13	+22	+20
Underlying Profit Before Tax[2]	£m	933	922	+1	+8	+7
Profit Before Tax	£m	642	564	+14	+24	+22
Underlying EPS[2]	p	32.6	32.0	+2	+9	+8
Basic EPS	p	21.3	18.2	+17	+27	+26

[a] Constant currency growth excludes the impact of exchange rate movements during the year.
[2] Both underlying profit before tax and underlying earnings per share (EPS) include associates, but exclude goodwill/intangibles amortisation and exceptional items.

Turnover in 2004 was £6,738 million. This was £297 million, or 5%, higher than in 2003. The net effect of exchange movements during the year was to decrease reported turnover by £285 million, mainly driven by a weakening in the US dollar.

The impact of acquisitions, net of disposals, increased turnover by £286 million. The most significant contributor to growth from acquisitions was Adams, representing the full year of ownership in 2004, relative to 9 months in 2003.

In 2004, Cadbury Schweppes had an additional week's trading: the statutory results for 2004 are for the 53 weeks to 2 January 2005 and the statutory results for 2003 are for the 52 weeks to 28 December 2003. The extra week resulted in additional turnover and operating profits for 2004 compared to 2003. In order to provide more meaningful comparisons, estimates of the additional sales and profit generated in the 53rd week have been excluded from the analysis of base business. The impact of the 53rd week was to increase turnover by an estimated £49 million, or 1%.

Base business turnover grew £247 million or 4% driven by growth in four of the Group's five regions, led by the EMEA and Americas Confectionery regions.

Underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) was £1,115 million. This was £63 million or 6% higher than in 2003.

The full-year impact of acquisitions, net of disposals, contributed £45 million (4%) primarily as a result of the full year impact of the Adams acquisition. Currency movements had a £68 million (6%) adverse impact on underlying operating profit with weakness in the US dollar more than offsetting strength in the Canadian and Australian dollar.


HOLLYWOOD
Bang
Sans Sucre
HOLLYWOOD
Bang
Sans Sucre

Group Profit and Loss account for 53 weeks ended 2 January 2005

	2004 Before exceptional items and goodwill/intangibles amortisation £m	2004 Exceptional items and goodwill/intangibles amortisation £m	2004 Total £m	2003 Before exceptional items and goodwill/intangibles amortisation £m	2003 Exceptional items and goodwill/intangibles amortisation £m	2003 Total £m
Turnover	6,738	–	6,738	6,441	–	6,441
Operating costs	(5,623)	(310)	(5,933)	(5,389)	(353)	(5,742)
Group operating profit	1,115	(310)	805	1,052	(353)	699
Share of operating profit in associates	44	–	44	51	–	51
Total operating profit including associates	1,159	(310)	849	1,103	(353)	750
Loss on disposal of fixed assets	–	(1)	(1)	–	(7)	(7)
Profit on sale of subsidiaries and investments	–	20	20	–	2	2
Profit on ordinary activities before interest	1,159	(291)	868	1,103	(358)	745
Net interest	(226)	–	(226)	(181)	–	(181)
Profit on ordinary activities before taxation	933	(291)	642	922	(358)	564
Taxation						
– On operating profit, associates and interest	(250)	61	(189)	(254)	81	(173)
– On (loss)/profit on sale of fixed assets, subsidiaries and investments	–	–	–	–	–	–
	(250)	61	(189)	(254)	81	(173)
Profit on ordinary activities after taxation	683	(230)	453	668	(277)	391
Equity minority interests	(4)	–	(4)	(4)	–	(4)
Non-equity minority interests	(18)	–	(18)	(21)	–	(21)
Profit for the Financial Year	661	(230)	431	643	(277)	366
Dividends paid and proposed to ordinary shareholders			(255)			(242)
Profit Retained for the Financial Year			176			124

Analysis of regional results

	2003 £m	Base business growth £m	Acquisitions/disposals* £m	Estimated 53rd week	Exchange effects	2004 £m
Turnover – Continuing Operations	6,441	247	286	49	(285)	6,738
Change %		+4	+4	+1	(4)	+5
Underlying operating profit						
Americas Beverages	532	24	–	6	(56)	506
Americas Confectionery	91	22	35	1	(10)	139
EMEA	308	31	9	3	(2)	349
Europe Beverages	120	(1)	–	–	(2)	117
Asia Pacific	128	1	4	2	2	137
Central	(127)	(2)	(3)	(1)	–	(133)
Underlying operating profit	1,052	75	45	11	(68)	1,115

* The contribution from acquisitions equates to the first 12 months' impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date, it is included with the base business results.

For a more detailed review of regional performance, see the regional performance reviews on pages 23 to 27.

Summary financial review and financial statements – continued

Group Balance Sheet

	2004 £m	2003 restated £m
Fixed Assets		
Intangible assets and goodwill	5,485	5,827
Tangible assets, associates and investments	1,948	1,961
	7,433	7,788
Current Assets	2,303	2,407
Creditors: amounts falling due within one year	(2,511)	(3,046)
Net Current Liabilities	(208)	(639)
Total assets less Current Liabilities	7,225	7,149
Non-Current Liabilities		
Creditors: amounts falling due after more than one year	(3,797)	(3,698)
Provisions for liabilities and charges	(340)	(428)
Net Assets	3,088	3,023
Total Shareholders' Funds	2,859	2,780
Minority Interests	229	243
Total Capital Employed	3,088	3,023

Movements in Shareholders' Funds

	2004 £m	2003 restated £m
Shareholders' Funds at beginning of year	2,780	2,845
Profit retained for the Financial Year	176	124
Currency translation differences	(156)	(213)
Movement in own shares reserve	34	5
New share capital subscribed	25	19
Net increase/(decrease) in Shareholders' Funds	79	(65)
Shareholders' Funds at end of year	2,859	2,780




STIMOROL
STIMOROL
STIMOROL

Ken Hanna
Chief Financial Officer
11 March 2005

The summary financial statement on pages 28 to 35 and the amounts disclosed relating to the Directors' remuneration on pages 41 and 42 were approved by the Board of Directors on 11 March 2005 and signed on its behalf by Ken Hanna.

The Auditors' opinion on the full financial statements and on the auditable part of the Report on Directors' Remuneration was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

The 53rd week in 2004 contributed an estimated £11 million to underlying operating profit.

After allowing for these items the base business grew by £75 million or 7%. Further explanations of these movements are set out in the business segment performance analysis starting on page 23.

Group operating profit was up £106 million (15%) compared to 2003. This was driven by the increase in underlying operating profit and lower exceptional operating costs offset by higher goodwill/intangibles amortisation.

Reported profit before tax increased by 14% to £642 million reflecting the increase in operating profits, offset by higher interest charges resulting from the full year cost of servicing the increased debt used to acquire Adams and the increased cost of borrowing.

Earnings per share	2004 p	2003 p
Basic earnings per share	21.3	18.2
Goodwill/intangibles amortisation	6.8	6.4
Operating exceptional items	8.4	11.1
Non-operating exceptional items	(0.9)	0.3
Effect of tax on above items	(3.0)	(4.0)
Underlying earnings per share	32.6	32.0

Basic earnings per share increased by 17% to 21.3 pence principally reflecting the increased underlying operating profits and reduced operating exceptional items.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) increased slightly at 32.6 pence in reported currency. At constant currency, the base business grew underlying earnings per share by 7%. The 53rd week contributed an estimated additional 0.3p (1%). Acquisitions, net of disposals, contributed to full year earnings per share by 0.5p (2%).

Operating exceptional items

The Group charge for operating exceptional items of £171 million, was £53 million lower than 2003. Operating exceptional items in respect of asset impairments were £31 million compared with £40 million in 2003.

The exceptional asset write-off charges in 2004 and 2003 relate to the write-down of the Probe information system asset, which will not be fully utilised. Operating exceptional items in respect of business restructuring was £140 million compared with £184 million last year. In 2004, all of the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative. In 2003, £162 million of the Group's restructuring costs related to Fuel for Growth projects, with the balance representing the costs of the global management reorganisation.

	2004 £m	2003 £m
Integrating Adams	55	70
Integration of other acquisitions from 2002 and 2003	–	27
Other Fuel for Growth projects in the base business	85	65
Total Fuel for Growth	140	162
Global management reorganisation/other	–	22
Write down of Probe asset	31	40
Total operating exceptional items	171	224

Of this total charge of £171 million, £67m million was redundancy related and £37 million was asset write-offs. The remaining costs consisted of external consultants, site closure costs, provisions for onerous leases, relocation costs and contract termination costs.

Integration of Adams

In March 2003, the Group acquired the Adams business from Pfizer Inc. for £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. Adams was the most significant driver of acquisition growth as the 2004 accounts included a full year contribution for the business compared to 39 weeks of trading included within 2003.

Key highlights in respect of Adams are as follows:

- the performance of the Adams business is exceeding our expectations with sales and profits in 2004 ahead of the acquisition plan;
- in 2004, the business generated sales of £1,170 million and underlying profits of £155 million, increases of 12% and 45% respectively compared to 2003 at constant exchange rates;
- the performance was driven by strong category growth and increased innovation and marketing investment;
- markets identified as underperforming at the time of acquisition, notably Brazil and Japan, have been turned around; and
- the cost synergies are being delivered in line with plan and we are beginning to see benefits from revenue synergies.

	Full year* 2004	Growth** at constant exchange rate	9 months* 2004	Growth at constant exchange rate
Sales	£1,170m	+12%	£887m	+11%
Underlying Operating Profit***	£155m	+45%	£111m	+27%
Underlying Operating Margin	13.2%	+300bps	12.5%	+160bps

* At reported currency.
** Includes growth from base 2003 including period from January to March 2003 prior to Cadbury Schweppes ownership of Adams.
***Underlying Operating Profit stated after allocation of regional costs.

Summary financial review and financial statements – continued

Goodwill/intangibles amortisation
Goodwill/intangibles amortisation at £139 million was £10 million higher than 2003, reflecting a full year charge for the acquisition of Adams partially offset by exchange rate movements.

Share of operating profit in associates
Income from associates at £44 million was £7 million (14%) lower than in 2003, with the year-on-year reduction mainly reflecting adverse exchange rate movements of £6 million, primarily the US dollar and Nigerian Naira.

Interest
The 2004 Group interest charge was significantly higher at £226 million compared to £181 million in 2003. This reflects:

- financing the Adams acquisition for a 12 month period compared to 9 months in 2003;
- the lengthening of the borrowing profile as the balance of the Group's debt was moved from shorter-term bank debt and commercial paper into longer-term bonds;
- the rising interest cost of short term variable rate debt; and
- an estimated incremental charge for the 53rd week of £4 million.

The Group's share of associates net interest fell by £4 million, due to a reduction in the interest charge incurred by its US bottling associate, DPSUBG. The increased interest charge more than offset the increase in operating profit and consequently the Group's interest cover fell marginally to 3.8 times from 4.1 times in 2003.

Taxation
The underlying tax charge was 26.8% compared to 27.5% in 2003. The underlying rate benefited from a release of provisions relating to tax matters which were open in previous years and have now been resolved.

Dividends
The Board has proposed a final dividend of 8.70 pence, up from 8.35 pence in 2003, an increase of 4%. Including the interim dividend of 3.80 pence, the total dividend for 2004 is 12.50 pence, a 4% increase on the 12.00 pence dividend in 2003. The underlying dividend cover decreased to 2.6 times from 2.7 times in 2003.


Trident
Tropical Twist
GOOD FOR YOUR TEETH

Free cash flow

	2004 £m	2003 £m
Cash flow from operating activities	1,106	1,054
Dividends received from associates	8	9
Net capital expenditure	(259)	(285)
Taxation, returns on investments and servicing of finance	(380)	(372)
Ordinary dividends	(246)	(234)
Free cash flow	229	172

The Group generated free cash flow (after dividend payments) of £229 million, an increase of £57 million compared to 2003. Excluding the adverse effects of currency movements of £36 million, free cash flow at constant currency was £265 million. The increase arose from operating profits, reduced working capital outflows and lower taxation payments, partially offset by increases in net cash outflows from the servicing of finance.

Capital structure and resources
During 2004, the Group's market capitalisation increased by approximately £1.7 billion to £10.1 billion, due to a 76.75 pence increase in the share price during the year to 485 pence at 2 January 2005 (408.25 pence at 28 December 2003). Net borrowings fell during the year from £4,211 million at the end of 2003, to £3,870 million at the end of 2004, representing 39% of total market capitalisation.

Capital expenditure
Gross capital expenditure in 2004 was £285 million (2003: £302 million), a decrease of 6% over the level of expenditure in 2003, with key areas of expenditure being related to Fuel for Growth cost reduction programmes and IT spend on the continued roll-out of Probe (a major project to standardise business systems and processes using a SAP platform), and the costs associated with transferring Adams businesses from Pfizer to Cadbury systems. All of these projects were funded from internal resources.

Acquisitions and disposals
The cash outflow in 2004 on acquisitions was £62 million. This included the acquisition of the balance of Orangina from Pernod Ricard and the completion of the purchase of the Adams Confectionery business in China from Pfizer Inc.

Disposal proceeds of £11 million arose principally from the disposal of the South African food division.

Independent auditors' statement to the members of Cadbury Schweppes plc

We have examined the Summary Financial Statement which comprises the Summary Report of the Directors, Summary Report on Directors' Remuneration and Summary Financial Review and Financial Statements.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full Financial Statements, the Report of the Directors and the Report on Directors' Remuneration, as contained in the Report & Accounts and Form 20-F 2004, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement as described in the "contents" section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 The Auditors' Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the Summary Financial Statement are consistent with the full annual Financial Statements, the Report of the Directors and the Report on Directors' Remuneration of Cadbury Schweppes plc for the year ended 2 January 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
11 March 2005

The Summary Financial Statement, Summary Directors' Report and Summary Report on Directors' Remuneration contained within this document are only a summary of the information provided in the Financial Statements, Directors' Report and Report on Directors' Remuneration contained within the Report & Accounts and Form 20-F 2004. The information has been prepared in accordance with the accounting policies as set out in the Report & Accounts and Form 20-F 2004. Prior year information has been restated where indicated for the adoption of UITF 38, which requires shares held to hedge employee share awards to be shown as a deduction in shareholders' funds. These summary reports do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the Report & Accounts and Form 20-F 2004, which contain more detail. A copy of the Report & Accounts and Form 20-F 2004 is available on the Company's website, www.cadburyschweppes.com. Copies can also be obtained, free of charge, by writing to the Group Secretary at 25 Berkeley Square, London, W1J 6HB, United Kingdom. To elect to receive the Report & Accounts and Form 20-F for future years, write to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, United Kingdom.


diet
Sunkist
MANTECOL

Summary of significant UK GAAP to US GAAP differences

All UK to US GAAP differences applicable to the Group are explained in Note 31 to the Financial Statements contained in the Report & Accounts and Form 20-F 2004. There are six major differences between UK and US GAAP that are highlighted below:

i) Under UK GAAP, goodwill is amortised over 20 years. Under US GAAP, goodwill is not amortised from 2002 onwards, but is reviewed for impairment annually.

ii) Under UK GAAP, hedge accounting is adopted to account for commodity and financial instrument hedges. For US GAAP purposes, the Group has not designated its commodity and financial instruments as hedges, and all profits and losses on hedges are recorded in the profit and loss account annually.

iii) Under UK GAAP, pension costs are accounted for under SSAP 24 "Accounting for Pension Costs". Under US GAAP, pension costs are accounted for under SFAS 87 "Employers' Accounting for Pensions" and SFAS 106 "Employers' Accounting for Post-Retirement Benefits other than Pensions". This means that under UK GAAP, the costs of providing pension benefits may be calculated by the use of a recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates.

iv) Under UK GAAP, a provision for restructuring costs is required to be recognised when an entity has a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Under US GAAP there are additional criteria to be met prior to the recognition of a liability for restructuring costs. The main difference is that the recognition of a liability for involuntary terminations is additionally dependent upon the period, if any, for which employees are required to render service prior to termination.

In respect to other exit costs, US GAAP requires that liabilities are simply recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

v) Business combinations
Under UK GAAP and US GAAP the assets and liabilities of an acquired entity are recorded at fair value. The US GAAP definition of fair value for acquired entities differs from UK GAAP in certain respects. These include the methodology of valuation of stock acquired, the ability to recognise provisions for restructuring costs and the recognition of certain intangible assets such as customer relationships.

During 2003, the Group acquired Adams and the above adjustments have given rise to differences in acquisition accounting as shown in the 2003 comparative reconciliation.

vi) As a consequence of the introduction of FIN 46R "Accounting for Variable Interest Entities" in 2004 the Group has deconsolidated its interests in Cadbury Schweppes Delaware LP (the issuing company of the Cumulative Guaranteed Quarterly Income Preferred Securities). This has resulted in no net impact on shareholder funds or net income other than the recognition in the profit and loss account of foreign exchange movements that were taken to reserves on consolidated under UK GAAP and under US GAAP when previously consolidated.


Cadbury
Flake

Effects on profit of differences between UK and US generally accepted accounting policies

	2004 £m	2003 £m	2002 £m
Profit for the Financial Year from continuing operations, net of tax (per UK GAAP)	431	366	548
US GAAP adjustments:			
Goodwill/intangible amortisation	106	93	53
Business combinations	–	(21)	–
Restructuring	(24)	34	(1)
Interest capitalised	7	6	6
Depreciation of capitalised interest	(3)	(2)	(2)
Retirement benefits	(26)	(33)	10
Disposal gain adjustments	–	–	7
Derivatives – Impact of transition adjustment	(1)	–	1
Derivatives	16	(93)	(9)
Employee share arrangements	(11)	(12)	4
Deconsolidation of variable interest entity	17	–	–
Taxation on above adjustments	(2)	47	(4)
Deferred taxation	(26)	(12)	(48)
Profit for the Financial Year (per US GAAP)	484	373	565

Earnings per ADR under US GAAP

		2004 £ per ADR	2003 £ per ADR	2002 £ per ADR
Total earnings per ADR	– Basic	0.95	0.74	1.13
	– Diluted	0.95	0.74	1.12
		2004 million	**2003 million**	**2002 million**
Average number of ADR	– Basic	507	503	501
	– Diluted	510	505	504

Cumulative effect on Shareholders' Funds of differences between UK and US generally accepted accounting principles

	2004 £m	2003 restated £m	2002 restated £m
Shareholders' Funds per UK GAAP	2,859	2,780	2,845
US GAAP adjustments:			
Goodwill and intangibles – cost	1,439	1,532	1,510
– accumulated amortisation	(350)	(526)	(648)
Retirement benefits	(71)	(46)	(19)
Recognition of additional minimum pension liability	(120)	(94)	(113)
Restructuring	12	36	2
Interest capitalisation – cost	119	111	105
– accumulated depreciation	(90)	(87)	(84)
Property revaluations	(59)	(59)	(59)
Dividends	177	168	161
Derivatives	(58)	(73)	19
Other	3	–	–
Taxation on above adjustments	65	58	32
Deferred taxation	(157)	(131)	(57)
Shareholders' Funds per US GAAP	3,769	3,669	3,694

board of directors

and group secretary


1

2

3

4

5

1. John Sunderland

Executive Chairman – appointed Chairman in May 2003. John joined Cadbury Schweppes in 1968. Over the years, he has worked on both the confectionery and beverages sides of the business. In 1993, he became a member of the Board, and he was appointed CEO in 1996. His broad range of experience working within the Cadbury Schweppes group allows him to guide the leadership of the Company as we seek to create enhanced shareowner value. His participation in a range of key external organisations enables Cadbury Schweppes to influence important decisions which affect the whole of the industry.

John is also President of both the Confederation of British Industry and the Incorporated Society of British Advertisers. He is a non-executive director of The Rank Group Plc, a Director of the Financial Reporting Council, an Advisory Board Member of CVC Capital Partners and of Ian Jones & Partners and a leadership council member of Young Enterprise.

2. Roger Carr

Deputy Chairman and Senior Independent Non-Executive – appointed a Director in January 2001 and became Deputy Chairman in May 2003. He is the Senior Independent Non-Executive and a member of the Audit, Nomination and Remuneration Committees. He leads the Board's consultations with major shareowners and his previous experience as both a Chairman and Chief Executive provide highly valued challenge and counsel to the leadership of the business.

Roger is also non-executive Chairman of both Centrica plc and Mitchells & Butlers plc. He is also a Senior Advisor to Kohlberg Kravis Roberts Co. Ltd. and a Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce. His past roles include being Chairman of Chubb plc until December 2002 and between 1984 and 2000 he held a number of senior positions including Chief Executive of Williams PLC and chairman of Thames Water Plc.


Roses

3. Todd Stitzer

Chief Executive Officer – appointed a Director in March 2000 and CEO in May 2003. Having trained as a lawyer, Todd has been with the business over 20 years during which time he has gained extensive marketing, sales, strategy development and business leadership experience. The architect of the recent acquisitions that have created Cadbury Schweppes' current platform for growth, Todd is well placed to lead the organisation as it delivers on its commitment to create superior shareowner returns.

Todd is also a non-executive director of Diageo plc. Todd's past roles at Cadbury Schweppes include being Chief Strategy Officer between March 2000 and May 2003, President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000, and various senior sales, marketing and general management roles.

4. Ken Hanna

Chief Financial Officer – appointed a Director in April 2004. His broad range of executive and financial leadership, gained while working as the Chief Executive Officer and Group Finance Director of Dalgety plc, as well as the Operating Partner focusing on fast moving consumer goods while working for the private equity firm Compass Partners, make him particularly qualified to lead the Cadbury Schweppes finance function. He is working closely with the Group's senior management to deliver the Fuel for Growth programme and the Group's financial targets.

Ken is also a non-executive director of Inchcape plc. In addition to his roles in Dalgety plc and Compass Partners, Ken's past roles include Finance Director of United Distillers Plc and Group Finance Director of Avis Europe plc.

5. Bob Stack

Chief Human Resources Officer – appointed a Director in May 1996. He initially joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages stream. In 1992, he moved to the UK as Group Director of Strategic Human Resources Management, retaining his Vice-Presidency in the beverages stream and leading executive development for the Company. Bob was appointed to the Board as Group Human Resources Director in 1996 and in 2000 his responsibilities were expanded to include corporate and external affairs and again in October 2002 to include corporate communications was added.

Bob is also a non-executive director of J Sainsbury plc. Prior to joining Cadbury Schweppes, Bob held various positions with Bristol-Myers and the American Can Company.


6

7

8

9

10

11

6. Dr Wolfgang Berndt

Independent Non-Executive – appointed a Director in January 2002. He is a member of the Audit Committee and the Corporate and Social Responsibility Committee. His broad range of executive and operational experience gained in over 20 years as a leader in the fast moving consumer goods industry, enables him to contribute significantly to the Board.

Wolfgang is also a non-executive director of Lloyds TSB Bank plc, Lloyds TSB Group plc, GfK AG and a member of the Institute for the Future. He was President, North America, for The Procter & Gamble Co. and President of its Global Fabric & Home Care division.

7. Rick Braddock

Independent Non-Executive – appointed a Director in June 1997. He is Chairman of the Remuneration Committee and a member of the Audit Committee. Rick brings to the Board a broad range of consumer, marketing and executive leadership experience across several industry and financial sectors.

Rick is a non-executive director of Eastman Kodak Company, Marriott International, Inc., and the Lincoln Center for the Performing Arts and a Chairman of MidOcean Partners. His previous roles include being Chairman of Priceline.com and senior positions with Citicorp/Citibank, NA and Medco Containment Services, Inc.

8. David Thompson

Independent Non-Executive – appointed a Director in March 1998. He is Chairman of the Audit Committee, a member of the Corporate and Social Responsibility Committee and a member of the Remuneration Committee. His considerable financial and retail experience, gained whilst working for The Boots Company PLC in both the UK and North America, enables him to provide considered feedback to the Board and Audit Committee.

David is also Chairman of the Nottingham Building Society. David joined The Boots Company PLC in 1966 where he held a number of senior finance positions, including Deputy Chief Executive and Finance Director, before retiring in September 2002.

9. Rosemary Thorne

Independent Non-Executive – appointed a Director in September 2004. She is a member of the Audit and Remuneration Committees. She brings a wealth of experience and expertise to the Board in the areas of financial reporting and corporate governance.

Rosemary is the Group Finance Director of Bradford & Bingley plc and a member of both the Financial Reporting Council and Financial Reporting Review Panel. She is also a member of the Main Committee of The Hundred Group of Finance Directors. Her previous roles have included being Group Finance Director of J Sainsbury plc and Group Financial Controller of Grand Metropolitan plc.

10. Baroness Wilcox

Independent Non-Executive – appointed a Director in March 1997. She is Chairman of the Corporate and Social Responsibility Committee. Her breadth of experience as a retail entrepreneur, with consumer groups, and as a working peer in the House of Lords, allows her to contribute significantly on commercial, people and CSR matters.

Baroness Wilcox is also a non-executive director of both Carpetright plc and Johnson Services PLC, a Member of the House of Lords and President of both the National Federation of Consumer Groups and the Institute of Trading Standards. She is a member of the Council of the Foundation for Science and Technology and was Chairman of the National Consumer Council between 1990 and 1995.

11. Mike Clark

Group Secretary and Chief Legal Officer – appointed as Group Secretary and Chief Legal Officer in May 1988. He joined the Group in 1980, serving as Senior Vice-President, General Counsel and Secretary of Cadbury Schweppes in the US before taking up his current appointment. He is also a director of Camelot Group plc.

Summary report of the Directors

Principal activities
The origins of Cadbury Schweppes date back to the founding of Schweppes, a mineral water business, by Jacob Schweppe in 1783, and the opening of a shop which sold cocoa products, by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes plc. The Group focuses on manufacturing confectionery and beverages, with operations in almost every country in the world.

Business review
The Chairman's Statement, the Chief Executive Officer's strategy and operating review, and the Summary Financial Review and Financial Statement on pages 4 to 7, 8 to 27 and 28 to 37 inclusive, report on the Group's activities during the year, its position at the year-end and during the first part of 2005 and the Group's likely future development. Acquisitions, disposals and changes in investments are detailed in the Operating and Financial Review in the Report & Accounts and Form 20-F 2004.

Dividends
The Directors recommend a final dividend of 8.70 pence per ordinary share (2003: 8.35p) to be paid on 27 May 2005 to ordinary shareowners on the register on 29 April 2005. An interim dividend of 3.80 pence was paid on 15 October 2004, which makes a total of 12.50 pence per ordinary share for the year (2003: 12.00p). Ordinary dividends paid and recommended amount to £255 million (2003: £242 million).

Operating and financial review
The Company's Operating and Financial Review can be found on pages 49 to 78 in the Report & Accounts and Form 20-F 2004, as well as on the Company's website, www.cadburyschweppes.com

Directors
The names of the Directors, together with brief biographical details, are set out on pages 38 and 39. David Kappler retired as Chief Financial Officer, and Ken Hanna was appointed in his place, on 13 April 2004. Rosemary Thorne was appointed as an independent Non-Executive Director on 6 September 2004.

Details of the business to be discussed at the Annual General Meeting to be held on 19 May 2005 can be found in the Notice of Annual General Meeting 2005 which has been sent to all shareowners, or on the investor centre page of the Company's website, www.cadburyschweppes.com.

Directors' share interests
The interests of the Directors holding office during the year in the share capital of the Company at the beginning of the year, 29 December 2003 (or date of appointment if later), and the end of the year, 2 January 2005 (or date of resignation if earlier), are detailed in the Report on Directors' Remuneration.

Charitable and political contributions
Cadbury Schweppes in the UK is a member of The PerCent Club, whereby it seeks to invest one per cent of pre-tax profits in supporting the community working to established guidelines. During 2004, contributions within the UK to charities or equivalent organisations through corporate giving or as part of the activity of UK operating companies amounted to £2.33 million (2003, £2.2 million). In 2004, neither the Company, nor any of its subsidiaries, made any donation to any registered party or other EU political organisation, incurred any EU political expenditure or made any contribution to a non-EU political party, each as defined in the Political Parties, Elections and Referendums Act 2000.

Employees
The Group has developed a number of employment policies to enable it to achieve its commercial objectives and to meet the needs of its customers. These policies, which include recruitment, learning and development, employee involvement and consultation, pay and benefits and financial participation, are adapted to ensure that they achieve local ownership by the business units through sensitivity to the culture and society of each country in which the Group operates. The Group values diversity and is committed to provide equal opportunities to individuals within its businesses worldwide, in all aspects of employment.

Corporate governance statement
A summary of the Company's position on corporate governance is given on pages 19 and 20. A detailed statement of the company's position on corporate governance is set out in the Report & Accounts and Form 20-F 2004.


LIGHT
HAWAIIAN
PUNCH

Summary report on Directors' remuneration

Introduction

Below is a summary of the information contained in the Report on Directors' remuneration. The report, which is contained in the Report & Accounts and Form 20-F 2004, contains more details about the Company's remuneration policy, practices, pension arrangements and incentive plans including a description of the performance conditions. The report also provides details of all the share awards and options held by the Directors. A copy of the Report & Accounts and Form 20-F 2004 is available as described on page 35.

Remuneration policy principles

The Group's remuneration policy for executives including Executive Directors, for 2005 and for financial years subsequent to that, is based on the following core principles:

- variable pay is a significant element of the total remuneration package and is designed to stimulate the achievement of outstanding business performance
- a portfolio of incentives and rewards balances management's orientation between the achievement of short and long-term business objectives
- performance conditions are based on the measurable delivery of strong financial performance at constant currency and on superior shareholder returns
- the performance conditions for the Group's incentive plans (including the BSRP, LTIP and discretionary share options) have been chosen because they are in line with our managing for shareowner value discipline and are widely understood by our shareowners
- total remuneration opportunities are designed to be competitive in the relevant market, thereby enabling the Group to attract and retain high calibre executives
- the total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture.

Performance graph

The graph showing the Company's performance measured by total shareowner return (TSR) for the five years to 2 January 2005, compared with the TSR performance of the FTSE 100 companies over the same period appears below. Total shareowner return is share price growth plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company's shares are quoted. The graph has been prepared in accordance with the UK Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company's incentive plans.

TSR performance versus FTSE 100

Value of hypothetical £100 holding


Cadbury Schweppes
FTSE 100
140
120
100
8
60
40
20
Jan 00
Jan 05

Overview of current remuneration elements

Element	Objective	Performance Period	Performance Conditions
Base Salary	Reflects market value of role and individual's skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance
Annual Incentive Plan (AIP)	Incentivises delivery of performance goals for the year	One year	Award subject to achievement of Net Sales Value and underlying economic profit targets for the year
Bonus Share Retention Plan (BSRP)	Incentivises sustained annual growth Supports and encourages share ownership Note: This is a voluntary investment programme	Three years	Base award of 40% (subject to continued service). Additional match of up to 60% (subject to achievement of real compound annual growth in aggregate underlying economic profit and continuity of employment)
Long Term Incentive Plan (LTIP)	Incentivises long-term value creation	Three years	Half of award subject to TSR ranking relative to an international peer group of 28 companies. Half of award subject to achievement of real compound annual growth in aggregate underlying earnings per share
Discretionary Share Option Plans	Incentivises earnings growth	Three to five years	Vesting subject to achievement of real compound annual growth in (point to point) underlying earnings per share. First test at end of three years, further test available at end of five years
	Incentivises increasing share price	Three to ten years	Value of award comes from share price growth at time of exercise

Whether particular performance conditions are met is assessed with reference to the Group's annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited.

Summary report on Directors' remuneration – continued

Service contracts

New service contracts were signed by each of the Executive Directors in 2004 to reflect the Group's revised remuneration policy. Under these contracts, if any Executive Director's employment is terminated without cause, or if the Executive Director resigns for good reason, payment of twelve months' worth of base salary and target AIP award will be made, together with benefits for up to twelve months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. If a Director leaves the Group during a three year BSRP performance period, they forfeit some of the additional shares and in certain cases all of the deferred shares and the additional shares may be forfeited. LTIP awards are released to a Director who is leaving as long as employment was not terminated for cause.

All the Contracts are terminable by the Company giving one year's notice, or by the Executive Director giving six months' notice, and expire in the year in which the Executive Director reaches sixty years of age.

2004 versus 2003 total remuneration for Directors

Around two-thirds of an Executive Director's remuneration is variable and is linked to performance. Total remuneration for Directors in 2004 was greater than that in 2003 primarily because the Group performed more strongly against its AIP targets. Consequently a higher AIP payment was made (88% of base salary compared with 36% in 2003). All the Directors (other than John Sunderland and David Kappler who were not eligible to do so) invested their total AIP award in the Company's shares through the Bonus Share Retention Plan rather than taking it as cash.

Directors' remuneration (audited information)

Executive Directors' Remuneration	Base Salary £000	Allowances (a) £000	Other Benefits (b) £000	AIP/ BSRP (c) £000	2004 Total £000	2003 Total £000
Ken Hanna (d)	354	6	122	555	1,037	–
David Kappler (e) (f)	143	10	–	132	285	684
Bob Stack (f)	378	226	83	458	1,145	841
Todd Stitzer	673	453	174	848	2,148	1,364
John Sunderland (f)	900	41	48	732	1,721	1,396
Totals	2,448	736	427	2,725	6,336	4,285

Notes

(a) The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) relates to income tax payments. As taxation rates in the US are lower than the UK, US nationals are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, the Company pays an amount equal to the incremental tax resulting from the assignment of the Director to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown include payments in respect of previous financial years.

(b) Other Benefits include flexible benefits, car allowances and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c) The total Annual Incentive Plan award shown was awarded in respect of 2004 performance and invested in the Bonus Share Retention Plan on 4 March 2005 by each eligible Director. David Kappler and John Sunderland were not eligible in view of their actual and impending retirement respectively and accordingly were paid in cash. The amount shown includes the service related matching award to be awarded under the Bonus Share Retention Plan to each Director in three years' time.

(d) Ken Hanna was appointed as a Director on 13 April 2004. His remuneration is shown for the part of the year in which he was a Director, except that his BSRP matching award is based on his AIP award for the whole of 2004, including the period when he was employed by the Group but was not a Director. Prior to his being appointed as a Director, he was also granted an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Group for three, four and five years respectively after his joining. His Other Benefits include an amount equal to 30% of his base salary in lieu of a pension contribution.

(e) David Kappler resigned as a Director on 13 April 2004. From 14 April to 18 June 2004, he continued to be employed by the Company, and during this time he was paid £249,231. This included benefits and his AIP award earned in respect of that period.

(f) David Kappler, Bob Stack and John Sunderland made notional gains of £764, £132,000 and £479,000 respectively on the exercise of share options in 2004. No other Director made a gain on the exercise of share options.

(g) A total of £31,000 was paid to pension schemes in respect of past Directors' qualifying services.

Non-Executive Directors' fees	Board fee £000	Fee for chairing a committee £000	2004 Total £000	2003 Total £000
Wolfgang Berndt	41	–	41	34
Rick Braddock	67	4	71	73
Roger Carr	83	–	83	59
David Thompson	41	10	51	43
Rosemary Thorne (a)	14	–	14	–
Baroness Wilcox	41	8	49	42
Totals	287	22	309	251

Notes

(a) Rosemary Thorne was appointed as a Non-Executive Director on 6 September 2004.

(b) None of the Non-Executives received any other emoluments or compensation for office during the 2004 financial year.

Directors' shareholdings

The table below details the interests of the Executive and Non-Executive Directors in ordinary shares of 12.5p each

Directors' shareholdings	As at 29 December 2003 (or date of appointment if later)	As at 2 January 2005 (or date of resignation if earlier)	As at 11 March 2005 (unaudited)
Wolfgang Berndt	55,552	70,972	72,355
Rick Braddock	32,412	40,296	42,156
Roger Carr	9,072	29,923	32,228
Ken Hanna (a) (d)	250,000	250,212	377,884
David Kappler (b) (d)	843,315	815,534	n/a
Bob Stack (d)	686,933	699,451	762,557
Todd Stitzer (d)	401,732	417,557	551,835
John Sunderland (d)	1,250,808	1,304,056	1,166,340
David Thompson	22,322	34,656	36,064
Rosemary Thorne (c)	–	315	1,467
Baroness Wilcox	16,252	21,967	23,311
Totals	3,568,398	3,684,939	3,066,197

(a) Ken Hanna was appointed as a Director on 13 April 2004. His shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Company for three, four and five years respectively after his joining the Company.
(b) David Kappler resigned on 13 April 2004.
(c) Rosemary Thorne was appointed as a Non-Executive Director on 6 September 2004.
(d) Holdings of ordinary shares include shares held in trust under the LTIP, the BSRP and the all-employee share incentive plan.

By Order of the Board
Rick Braddock
Chairman of the Remuneration Committee
11 March 2005


Dr Pepper
Diet Cherry Vanilla Dr Pepper

Information particulars for shareowners

Registered Office and Group Headquarters

25 Berkeley Square
London W1J 6HB UK
Registered in England and Wales No. 52457

Group Secretary
Mike Clark

Website www.cadburyschweppes.com

Financial calendar

Ordinary shares	Final Dividend for 2004	Interim Dividend for 2005
Announcement of results	23 Feb 2005	26 July 2005
Ex-dividend date	27 April 2005	14 Sept 2005
Record date	29 April 2005	16 Sept2005
Dividend payment	27 May 2005	14 Oct 2005

The Annual General Meeting of the Company is on 19 May 2005.

Dividends

The interim dividend for 2004 of 3.80 pence per ordinary share was paid on 15 October 2004. The final dividend for 2004 of 8.70 pence per ordinary share was announced by the Directors on 23 February 2005 and, subject to approval at the Annual General Meeting, will be paid on 27 May 2005 to ordinary shareowners on the register at the close of business on 29 April 2005.

The final dividend will be paid to ADR holders on 6 June 2005.

Dividends are paid in May and October. The dividends for holders of ADRs are normally paid by the Depositary one week after the dividend is paid to ordinary shareowners.

Dividends payable in foreign currencies

The Registrar is now able to pay dividends in 37 foreign currencies. This process is called "TAPS" and there is a cost of £2.50 deducted from each dividend payment to cover the costs involved. Please contact the Registrar to request further information or visit our website.

Dividend payments directly into bank/building society accounts

Dividends for shareowners are paid through "BACS" and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareowner's registered address. Dividends in foreign currencies have to be paid directly into a bank or building society account. Please contact the Registrar for a dividend mandate form or visit our website.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is in operation. The DRIP enables shareowners to apply the whole of their cash dividends to buy additional ordinary shares in the Company in the market at competitive dealing rates. Full details of the DRIP can be obtained from the Registrar or from our website. Completed application forms for the DRIP, to apply to the final dividend 2004, must be returned to the Registrar by 6 May 2005.

Registrar

The Company's share register is maintained by Computershare Investor Services PLC. Computershare provides a world-wide service to shareowners and can be contacted as follows:
By e-mail globally: web.queries@computershare.co.uk

For the UK and Europe:
The Registrar to Cadbury Schweppes plc,
Computershare Investor Services PLC,
PO Box 82, The Pavilions, Bridgwater Road,
Bristol, BS99 7NH, UK
Telephone: 0870 873 5803 / (44) 870 873 5803
Fax to 0870 703 6103 / (44) 870 703 6103.

For the Americas*:
The Registrar to Cadbury Schweppes plc,
Computershare Investor Services LLC,
2 North LaSalle Street, Chicago, Illinois 60602, USA
Telephone: 1 888 728 8741 8.00 a.m. to 5.00 p.m. CST

For Asia Pacific*:
The Registrar to Cadbury Schweppes plc,
Computershare Limited,
Yarra Falls, 452 Johnston Street,
Abbotsford, Vic. 3067, Australia
Telephone: 1 800 011 188
or from outside Australia: 00 613 9415 4161

*Correspondence sent to these addresses will be forwarded to the UK for processing.

The Registrar should be notified in writing of changes to name or address details, loss of a share certificate or dividend warrant or a change to or notification of a dividend mandate. Shareowners with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrar to amalgamate their holdings.

Information about the Registrar, and up-to-date information about current holdings, is available at www.computershare.co.uk

Electronic shareowner communications

The Company offers the opportunity to receive shareowner documents, such as Notices of Meetings, Forms of Proxy, the Annual Review and Summary Financial Statement, and/or Report & Accounts and Form 20-F in electronic form via the Internet, rather than in paper form through the post. Shareowners who choose this option will receive a notification by e-mail each time we publish such a document on our website.

There are a number of advantages in opting to receive shareowner information in this format, including: speedier delivery of documents; documents can be read and downloaded at shareowners convenience; confirmation of transmission of proxy forms; improved security procedures for verifying proxy forms; potential cost savings for the Company; and saving of environmental resources.

Go on-line to www.computershare.com/uk/cad/Ecomms to register. The shareowner's reference number, which begins with one alphabetical character followed by 10 numerical digits, and postcode will be required as proof of identity.

Low cost share dealing service

Hoare Govett Limited operates a Low Cost Share Dealing Service in the ordinary shares of the Company, which enables individual investors to buy or sell certificated shareholdings in a simple, economic manner. The basic commission is 1% of the value of the transaction with a minimum charge of £12. This is a postal service. Transactions are executed and settled by Pershing Securities Limited. Settlement is in sterling only. The service is subject to the detailed terms and conditions set out in the Hoare Govett leaflet, which can be obtained by telephoning 020 7678 8300 or by writing to: Hoare Govett Limited, 250 Bishopsgate, London, EC2M 4AA, UK.

ShareGift

Shareowners with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrar. Further information about ShareGift is available at www.sharegift.org or by writing to: ShareGift, The Orr Mackintosh Foundation, 46 Grosvenor Street, London, W1K 3HN, UK
Telephone: 020 7337 0501
www.sharegift.org

American Depositary Receipts

Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents four ordinary shares.

The ADR Depositary is JPMorgan Chase Bank N.A. and enquiries may be directed to: JPMorgan Chase Bank N.A., ADR Service Center, PO Box 43013, Providence, RI 02940-3013, USA
Telephone: (781) 575 2680
www.adr.com

Global Invest Direct

Global Invest Direct (GID) is a program established by JPMorgan Chase Bank N.A. to provide a convenient and economical way for investors to increase their ADR investment in the Company.

Further information about GID may be obtained from JPMorgan Chase Bank: N.A.
Freephone: #1 800 428 4237 (US only) or at the address above. For calls from outside the US dial 1 781 575 2680.

Form 20-F

A Form 20-F has been filed with the Securities and Exchange Commission (SEC) in Washington DC. The Form 20-F is available for public inspection and a copy is available to view on our web-site.

If you wish to receive a hard copy, please contact JPMorgan Chase Bank N.A. at the ADR Service Center address above.

Forward looking statements

Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, are made throughout this Annual Review. These forward-looking statements are based on a number of assumptions made by Cadbury Schweppes management concerning future events and information currently available to management. You should not rely unduly on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside of the Group's control, and could cause actual events to differ materially from those statements. Although Cadbury Schweppes believes the expectations reflected in these forward-looking statements are reasonable it cannot assure you that those expectations will prove to be correct. In evaluating forward-looking statements, which are generally identifiable by use of the words "may", "will", "should", "expect", "anticipate", "estimate", "believe", "intend" or "project" or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC.

Although the Group believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

Comparative statements

In this Report, Cadbury Schweppes makes certain statements with respect to its market position, or its products or brands market position, in comparison to third parties. These statements are based on independent sources, such as Euromonitor and AC Nielsen. These statements are accurate to the best of the knowledge and belief of Cadbury Schweppes.

The Company's commitment to environmental issues has been reflected in the production and dispatch of this Annual Review and Summary Financial Statement. All paper used in the production of this report is recyclable and bio degradable and contains 50% recovered fibre. The paper was manufactured under ISO 9002 and ISO 1401 environmental accreditation. The inks are all soya based. The polywrap in which this document has been dispatched to shareowners is biodegradable.

"Sunkist" is a registered trade mark of Sunkist Growers, Inc.

Photography by Harry Borden, Chris Knaggs, Marcus Lyon and Andy Wilson.
Designed and produced by Addison Corporate Marketing.
Printed in England at St Ives Westerham Press.

Cadbury Schweppes